Exhibit 99.5

DOCKET NO. 37200

APPLICATION OF CENTERPOINT	§	PUBLIC UTILITY COMMISSION
ENERGY HOUSTON ELECTRIC, LLC	§
FOR A FINANCING ORDER	§	OF TEXAS

TABLE OF CONTENTS

I. DISCUSSION AND STATUTORY OVERVIEW	4

II. DESCRIPTION OF PROPOSED TRANSACTION	12

III. FINDINGS OF FACT	17

A. IDENTIFICATION AND PROCEDURE	17
1. Identification of Applicant	17
2. Procedural History	18
3. Notice of Application	21
B. QUALIFIED COSTS AND AMOUNT TO BE SECURITIZED	22
1. Identification and Amounts	22
2. Accumulated Deferred Federal Income Taxes	23
3. Balance to be Securitized	23
4 Issuance Advice Letter	24
5. Tangible and Quantifiable Benefit	27
6. Present Value Cap	28
7. Total Amount of Revenue to be Recovered	28
C. STRUCTURE OF THE PROPOSED SECURITIZATION	29
1. BondCo	29
2. Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance Marketability	31
3. Transition Property	33
4. Servicer and the Servicing Agreement	33
5. Retail Electric Providers	36
6. System Restoration Bonds	43
7. Security for System Restoration Bonds	44
a. The General Subaccount	45
b. The Capital Subaccount	45
c. The Excess Funds Subaccount	46
d. Other Subaccounts	47
8. General Provisions	47
9. System Restoration Charges—Imposition and Collection, Nonbypassability, and Self Generation	48
10. Allocation of Qualified Costs among Texas Retail Consumers	51
11. True-Up of System Restoration Charges	52
12. Interim True-Up	53
13. Adjustment to PBRAFs	54
14. Additional True-Up Provisions	55
15. Designated Representative	55
16. Lowest System Restoration Bond Charges	57
D. USE OF PROCEEDS	58
E. WAIVER OF P.U.C. PROC. R. 22.35(B)(2)	59

Docket No. 37200	Table of Contents	Page 2

IV. CONCLUSIONS OF LAW	59

V. ORDERING PARAGRAPHS	68

A. APPROVAL	68
B. SYSTEM RESTORATION CHARGES	72
C. SYSTEM RESTORATION BONDS	74
D. SERVICING	79
E. RETAIL ELECTRIC PROVIDERS	82
F. STRUCTURE OF THE SECURITIZATION	84
G. USE OF PROCEEDS	84
H. MISCELLANEOUS PROVISIONS	84

Appendix A        Form of Issuance Advice Letter

Appendix B        Form of Tariff (Schedule SRC)

Appendix C        Up-Front Qualified Costs and Ongoing Qualified Costs

Appendix D        ADFIT Credit Tariff

DOCKET NO. 37200

APPLICATION OF CENTERPOINT	§	PUBLIC UTILITY COMMISSION
ENERGY HOUSTON ELECTRIC, LLC	§
FOR FINANCING ORDER	§	OF TEXAS

FINANCING ORDER

This Financing Order addresses the application of CenterPoint Energy Houston Electric, LLC (CenterPoint Houston) under Subchapter I of Chapter 361 and Subchapter G of Chapter 39 of the Public Utility Regulatory Act2 (PURA): (1) to securitize the Securitizable Balance, defined below, and other up-front qualified costs, (2) for approval of the proposed securitization financing structure, (3) for approval of system restoration charges sufficient to recover principal and interest on the system restoration bonds plus ongoing qualified costs, and (4) for approval of a tariff to implement the system restoration charges.

On July 8, 2009, CenterPoint Houston submitted its application for a financing order to permit securitization of the distribution-related system restoration costs it incurred as a result of Hurricane Ike. On August 18, 2009, CenterPoint Houston submitted a settlement agreement in which the signatories agreed to resolve all issues in Docket No. 37200 (hereinafter, the Settlement Agreement). As discussed in this Financing Order, the Commission finds that the Settlement Agreement and CenterPoint Houston’s application, as modified by the Settlement Agreement and this Financing Order, should be approved. The Commission also finds that the securitization approved in this Financing Order meets all applicable requirements of PURA. Accordingly, the Commission (1) approves the securitization of the Securitizable Balance, which consists of (a) the distribution-related system restoration costs as determined by the final order issued on August 14, 2009 in Docket No. 36918,3 plus (b) carrying costs accruing at 11.075%, which is CenterPoint Houston’s weighted average cost of capital as last approved by the

1 Act of April 16, 2009, 81st Leg., R.S., S.B. 769, § 1 (to be codified at TEX. UTIL. CODE ANN. §§ 36.401-.406).

2 Public Utility Regulatory Act, TEX. UTIL. CODE ANN. §§ 11.001-66.017 (Vernon 2007) (PURA), as amended.

3 Application of CenterPoint Energy Houston Electric LLC for Determination of Hurricane Restoration Costs, Docket No. 36918 (Aug. 14, 2009)

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Commission in a CenterPoint Houston general rate case,4 minus (c) all insurance proceeds, government grants, or other sources of funding that compensate CenterPoint Houston for the distribution-related system restoration costs determined in Docket No. 36918; (2) authorizes, subject to the terms of this Financing Order, the issuance of system restoration bonds in one or more series in an aggregate amount not to exceed the Securitizable Balance, as of the date the system restoration bonds are issued, plus up-front qualified costs subject to the cap on up-front qualified costs set out in Ordering Paragraph 17; (3) approves the structure of the proposed securitization financing; (4) approves system restoration charges in an amount to be calculated as provided in this Financing Order; (5) approves the form of tariff, Schedule SRC, to implement those system restoration charges and the form of the ADFIT Credit tariff to implement the ADFIT Credit; and (6) finds that the potential benefits of (a) floating rate notes and interest rate swaps within the bond structure, (b) the issuance of system restoration bonds denominated in foreign currencies, and (c) the use of interest rate hedges will not outweigh the costs and the incremental risks to customers; therefore, the Commission concludes that floating rate notes and interest rate swaps should not occur within the system restoration bond structure and that CenterPoint Houston should not be authorized to issue bonds denominated in a foreign currency or use interest rate hedges.

In order to approve the securitization of the system restoration costs, the Commission must consider whether the proposed securitization meets the financial tests set out in PURA Chapter 36, Subchapter I and Chapter 39, Subchapter G. The three financial tests require that (1) the total revenues collected under the Financing Order are less than the revenues collected using conventional financing methods (total revenues test),5 (2) the securitization of the system restoration costs provides greater tangible and quantifiable benefits to ratepayers than would have been achieved without the issuance of the system restoration bonds (tangible and quantifiable benefits test),6 and (3) the amount securitized does not exceed the present value of the revenue requirement over the life of the proposed system restoration bonds associated with the system restoration costs sought to be securitized (present value test).7

4 Application of CenterPoint Energy Houston Electric, LLC, Reliant Energy Retail Services, LLC, and Texas Genco, LP to Determine Stranded Costs and Other True-Up Balances Under PURA § 39.262, Docket No. 29526, Order On Remand at 94-95 (Dec. 17, 2004).

5 PURA § 39.303(a).

6 Id. §§ 39.301, 36.401(b)(2).

7 Id. § 39.301.

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CenterPoint Houston submitted evidence that the proposed securitization meets each of the financial tests set out in Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA. CenterPoint Houston updated that information to reflect the effects of the settlement approved by the Commission in Docket No. 36918 and the terms of the proposed settlement in this docket. Considering the magnitude of the benefits provided, the Commission declines to determine a particular number for each benefit conferred by the securitization. In quantifying the benefit to ratepayers as a result of this securitization, the Commission refers to the ranges of benefits calculated under CenterPoint Houston’s expected case scenario, in which the system restoration bonds bear a 5.33% weighted average interest, and its sensitivity scenario, in which the bonds are subject to a 10.60% weighted average interest rate.

CenterPoint Houston’s evidence showed that as a result of the securitization approved by this Financing Order, retail consumers served at distribution voltage in CenterPoint Houston’s service area will realize benefits currently estimated to be approximately $241 million on a present value basis at the 5.33% weighted average interest rate, and $6 million if interest rates rise to 10.60%.8 When compared to the amount that would have been collected under the conventional financing methods that would otherwise be used to recover the costs, the securitization will result in a $348 million reduction, on a nominal basis, at the 5.33% expected weighted average interest rate, and $11 million if interest rates rise to 10.60%9 Finally, the total amount to be securitized does not exceed the present value of the revenue requirement under either the expected or sensitivity case.10 The Commission concludes that the benefits for retail consumers set forth in CenterPoint Houston’s evidence are fully indicative of the benefits

8 See Affidavit of Walter L. Fitzgerald (August 19, 2009). The testimony submitted by CenterPoint Houston with its application using a higher Securitizable Balance and higher up-front qualified costs with the same interest rates and bond structure showed present value savings of $245 million (at 5.33%) and $5 million (at 10.60%). See Direct Testimony of Walter L. Fitzgerald at 11-13 (July 8, 2009).

9 See Affidavit of Walter L. Fitzgerald (August 19, 2009). The testimony submitted by CenterPoint Houston with its application using a higher Securitizable Balance and higher up-front qualified costs with the same interest rates and bond structure showed nominal savings of $354 million (at 5.33%) and $11 million (at 10.60%). See Direct Testimony of Walter L. Fitzgerald at 9-11.

10 See Affidavit of Walter L. Fitzgerald (August 19, 2009).

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consumers will realize from the securitization approved in this Financing Order; however, in the issuance advice letter, CenterPoint Houston will be required to update the benefits analysis to verify that the final structure of the securitization satisfies the statutory financial tests.

CenterPoint Houston provided a general description of the proposed transaction structure in its application and in the testimony and exhibits submitted in support of its application. The proposed transaction structure does not contain every relevant detail and, in certain places, uses only approximations of certain costs and requirements. The final transaction structure will depend, in part, upon the requirements of the nationally-recognized credit rating agencies that will rate the system restoration bonds and, in part, upon the market conditions that exist at the time the system restoration bonds are taken to the market.

While the Commission recognizes the need for some degree of flexibility with regard to the final details of the securitization transaction approved in this Financing Order, its primary focus is on the statutory requirements—the most important of which is to ensure that securitization results in tangible and quantifiable benefits to ratepayers—that must be met prior to issuing a financing order.

In view of these obligations, the Commission has established certain criteria in this Financing Order that must be met in order for the approvals and authorizations granted in this Financing Order to become effective. This Financing Order grants authority to issue system restoration bonds and to impose, collect, and receive system restoration charges only if the final structure of the securitization transaction complies in all material respects with these criteria. The authority and approval granted in this Financing Order is effective only upon CenterPoint Houston filing with the Commission an issuance advice letter demonstrating compliance with the provisions of this Financing Order.

I. Discussion and Statutory Overview

The Texas Legislature amended PURA in 2009 to permit electric utilities to use securitization financing to recover costs of restoring service and infrastructure associated with electric power outages as a result of hurricanes and other weather-related events or natural

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disasters that occurred in 2008 or occur in the future.11 The Legislature provided this option for recovering qualified costs based on the conclusion that securitized financing will lower the carrying costs associated with recovery of these costs relative to the costs that would be incurred using conventional utility financing methods.12 As a precondition to the use of securitization, the Legislature required that the Commission ensure that the securitization will provide greater tangible and quantifiable benefits to ratepayers than would have been achieved without issuance of the system restoration bonds.13 Consequently, a basic purpose of securitization financing—the recovery of an electric utility’s qualified costs—is conditioned upon the other basic purpose—providing economic benefits to consumers of electricity in this state. The provisions for securitization of system restoration costs were based on and incorporate relevant terms of the provisions for securitization of transition costs adopted by the Texas Legislature in 1999 and used by CenterPoint Houston and other electric utilities to reduce the costs of recovering costs associated with the transition to competition.14

Subchapter I of Chapter 36 permits Commission determination of the amount of system restoration costs eligible for recovery by the utility in a proceeding separate from the proceeding in which the electric utility seeks a financing order to securitize these costs.15 On April 17, 2009, CenterPoint Houston filed an application in Docket No. 36918 for determination of the amount of system restoration costs eligible for recovery. On August 14, 2009, the Commission issued its order in Docket No. 36918 approving a settlement agreement in Docket No. 36918 determining that as of September 1, 2009, CenterPoint Houston is eligible to recover $662,816,820 of system restoration costs plus carrying costs accruing at 11.075% until the costs are recovered through securitization or otherwise. As provided in the settlement, the Commission determined that $642,789,384 of the system restoration costs are related to costs of restoring distribution-related facilities and $20,027,436 are related to costs of restoring the transmission-related facilities.

11 PURA § 36.401(a).

12 Id.

13 Id. § 36.401(b)(2).

14 See Application of CenterPoint Energy Houston Electric, LLC for Financing Order, Docket No. 30485, Financing Order (Mar. 16, 2005); Application of AEP Texas Central Company for a Financing Order, Docket No. 32475, Financing Order (June 21, 2006); Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. 33586, Financing Order (Apr. 2, 2007); Application of CenterPoint Energy Houston Electric, LLC for Financing Order, Docket No. 34448, Financing Order (Sept. 18, 2007).

15 PURA § 36.405.

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Pursuant to Subchapter I of Chapter 36, the qualified costs eligible for securitization by CenterPoint Houston include: (1) the distribution-related system restoration costs as determined by the Commission in Docket No. 36918 (the proceeding to determine the amount of CenterPoint Houston’s system restoration costs) net of any insurance proceeds, government grants, or other sources of funding that compensate CenterPoint Houston for system restoration costs, with carrying costs on the unrecovered balance at CenterPoint Houston’s weighted average cost of capital as approved in its last rate case (i.e. 11.075%); (2) costs of issuing, supporting and servicing the system restoration bonds and any costs of retiring and refunding existing debt and equity securities in connection with issuance of the bonds; (3) costs to the Commission of acquiring professional services for the purposes of evaluating the proposed transaction; and (4) costs associated with ancillary agreements such as bond insurance policies, letters of credit, reserve accounts, surety bonds, swap arrangements, hedging arrangements, liquidity or credit support arrangements or other financial arrangements entered into in connection with the issuance or payment of the system restoration bonds.16 The Commission determines that the ADFIT benefit should be calculated and distributed in the manner described in this Financing Order.

To securitize an electric utility’s qualified costs, the Commission may authorize the issuance of securities known as system restoration bonds. System restoration bonds are evidences of indebtedness or ownership that are issued under a financing order, are limited to a term of not longer than 15 years, and are secured by or payable from transition property.17 The net proceeds from the sale of the system restoration bonds must be used to reduce the amount of the electric utility’s recoverable system restoration costs.18 If system restoration bonds are approved and issued, retail electric consumers must pay the principal, interest, and related charges of the system restoration bonds through system restoration charges.19 System restoration charges are nonbypassable charges that will be paid as a component of the monthly charge for electric service.20 System restoration charges must be approved by the Commission pursuant to a financing order.21

16 Id. § 36.403(d).

17 See PURA § 39.302(6).

18 See id. § 36.401(a).

19 See id. § 36.403(f).

20 Id.

21 See id. § 39.302(7).

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The Commission may adopt a financing order only if it finds that the total amount of revenues to be collected under the financing order is less than the revenue requirement that would be recovered using conventional financing methods and that the financing order is consistent with the standards of PURA §§ 36.401 and 39.301.22 The Commission must ensure that the net proceeds of system restoration bonds may be used only for the purpose of reducing the amount of recoverable system restoration costs.23 In addition, the Commission must ensure that (1) securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of the system restoration bonds,24 and (2) the structuring and pricing of the system restoration bonds result in the lowest system restoration bond charges consistent with market conditions and the terms of the financing order.25 Finally, the amount securitized may not exceed the present value of the revenue requirement over the life of the proposed system restoration bonds associated with the amounts sought to be securitized, and the present value calculation must use a discount rate equal to the proposed interest rate on the system restoration bonds.26 These statutory requirements are designed to ensure that securitization will provide real benefits to retail consumers.

The essential finding by the Commission that is needed to issue a financing order is that ratepayers will receive tangible and quantifiable benefits as a result of securitization. This finding can only be made upon a showing of economic benefits to ratepayers through an economic analysis. An economic analysis is necessary to recognize the time value of money in evaluating whether and the extent to which benefits accrue from securitization. Moreover, an economic analysis recognizes the concept that the timing of a payment can be as important as the magnitude of a payment in determining the value of the payment. Thus, an analysis showing an economic benefit is necessary to quantify a tangible benefit to ratepayers.

22 Id. §§ 36.402(a)-(c), 36.403(d).

23 See id. § 36.401(a).

24 See id. § 36.401(b)(2).

25 See PURA § 39.301.

26 Id. § 39.301.

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Economic benefits also depend upon a favorable financial market—one in which system restoration bonds may be sold at an interest rate lower than the carrying costs of the assets being securitized. The precise interest rate at which system restoration bonds can be sold in a future market, however, is not known today. Nevertheless, benefits can be calculated based upon certain known facts (e.g. the amount of assets to be securitized and the cost of the alternative to securitization) and assumptions (e.g. the interest rate of the system restoration bonds, the term of the system restoration bonds, and the amount of other qualified costs). By analyzing the proposed securitization based upon those facts and assumptions, a determination can be made as to whether tangible and quantifiable benefits result. To ensure that benefits are realized, the securitization transaction must conform to the structure ordered by the Commission and an issuance advice letter must be presented to the Commission immediately prior to issuance of the system restoration bonds demonstrating that the actual structure and costs of the system restoration bonds will provide tangible and quantifiable benefits. The cost-benefit analysis contained in the issuance advice letter must reflect the actual structure of the system restoration bonds.

CenterPoint Houston’s financial analysis shows that securitizing the Securitizable Balance along with CenterPoint Houston’s other qualified costs in the manner provided by this Financing Order will produce an economic benefit to ratepayers of approximately $241 million on a present value basis using a 5.33% weighted average interest rate.27 Its sensitivity analysis shows economic benefits even if the bond market is unfavorable and 14-year system restoration bonds are issued at a weighted average interest rate of 10.60%, which is the maximum weighted average interest rate allowed by this Financing Order. The economic benefit to ratepayers will be even larger if a more favorable market allows the system restoration bonds to be issued at a lower interest rate.

27 See Affidavit of Walter L. Fitzgerald (August 19, 2009).

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To issue a financing order, PURA also requires that the Commission find that the total amount of revenues collected under the financing order will be less than would otherwise have been collected under conventional financing methods.28 CenterPoint Houston’s financial analysis demonstrates that under the expected scenario in which 14-year bonds are issued at a 5.33% weighted average annual interest rate, securitization saves ratepayers approximately $348 million in nominal revenue.29 Its sensitivity analysis shows that revenues would be reduced by approximately $11 million on a nominal basis under this Financing Order compared to the amount that would be recovered if the costs are recovered through conventional ratemaking, even if 14-year bonds are issued at a 10.60% weighted average interest rate.30 If system restoration bonds are issued in a more favorable market, this reduction in revenues will be even larger.

Before the system restoration bonds may be issued, CenterPoint Houston must submit to the Commission an issuance advice letter in which it demonstrates, based upon the actual market conditions at the time of pricing, that the proposed structure and pricing of the system restoration bonds will provide real economic benefits to retail consumers and comply with the statutory financial tests and terms of this Financing Order. As part of this submission, CenterPoint Houston must also certify to the Commission that the structure and pricing of the system restoration bonds results in the lowest system restoration bond charges consistent with market conditions at the time of pricing and the terms of this Financing Order. The form of certification that must be submitted by CenterPoint Houston is set out in Appendix A to this Financing Order. The Commission, by order, may stop the issuance of the system restoration bonds authorized by this Financing Order if CenterPoint Houston fails to make this demonstration or certification.

PURA requires that system restoration charges to recover all qualified costs be charged for the use of electric services.31 System restoration charges can be recovered over a period that does not exceed 15 years.32 The Commission concludes that this prevents the collection of system restoration charges from retail electric consumers for services rendered after the 15-year period but does not prohibit recovery of system restoration charges for service rendered during the 15-year period but not actually collected until after the 15-year period.

28 See PURA § 39.303(a).

29 See Affidavit of Walter L. Fitzgerald (August 19, 2009).

30 Id.

31 PURA § 36.403(f).

32 Id. § 39.303(b).

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System restoration charges will be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in this Financing Order.33 The rights to impose, collect, and receive system restoration charges (including all other rights of an electric utility under the financing order) are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of system restoration bonds.34 Upon the transfer or pledge of those rights, they become transition property and, as such, are afforded certain statutory protections to ensure that the charges are available for bond retirement.35

This Financing Order contains terms, as permitted under PURA §§ 36.404 and 39.306, ensuring that the imposition and collection of system restoration charges authorized herein will be nonbypassable.36 It also includes a mechanism requiring that system restoration charges be reviewed and adjusted at least annually, within 45 days of the anniversary date of the issuance of the system restoration bonds, to correct any overcollections or undercollections during the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the system restoration bonds.37 In addition to the required annual reviews, more frequent reviews are allowed to ensure that the amount of the system restoration charges matches the funding requirements approved in this Financing Order. These provisions will help to ensure that the amount of system restoration charges paid by retail consumers is equal to, but does not exceed, the amount necessary to cover the costs of this securitization.

The Financing Order also reflects other statutory benefits and assurances that are necessary for securitization.

The State of Texas has pledged, for the benefit and protection of financing parties and electric utilities, that it will not take or permit any action that would impair the value of transition property, or, except for the true-up expressly allowed by law, reduce, alter, or impair the system restoration charges to be imposed, collected and remitted to financing parties, until the principal, interest, and any other charges incurred and contracts to be performed in connection with the related system restoration bonds have been paid and performed in full.38

33 See id. § 39.302(7).

34 Id. § 39.304(a).

35 See id. § 39.304.

36 See id. §§ 36.404, 39.306.

37 See PURA § 39.307.

38 See id. § 39.310.

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Transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property and the property will continue to exist for the duration of the pledge of the State of Texas as described in the preceding paragraph.39 In addition, the interests of an assignee or pledgee in transition property (as well as the revenues and collections arising from the property) are not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person or in connection with the bankruptcy of the electric utility or any other entity.40 Further, transactions involving the transfer and ownership of transition property and the receipt of system restoration charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.41 The creation, granting, perfection, and enforcement of liens and security interests in transition property are governed by PURA § 39.309 and not by the Texas Business and Commerce Code.42

The Commission may, at the request of an electric utility, adopt a financing order providing for retiring and refunding system restoration bonds only upon making a finding that the future system restoration charges required to service the new system restoration bonds, including transaction costs, will be less than the future system restoration charges required to service the system restoration bonds being retired or refunded.43 CenterPoint Houston has not requested, and this Financing Order does not grant, any authority to refinance system restoration bonds authorized by this Financing Order. This Financing Order does not preclude CenterPoint Houston from filing a request for a financing order to retire or refund the system restoration bonds approved in this Financing Order upon a showing that the statutory criteria in PURA § 39.303(g) are met.

To facilitate compliance and consistency with applicable statutory provisions, this Financing Order adopts the definitions in PURA §§ 36.403 and 39.302.

39 Id. § 39.304(b).

40 Id. § 39.305.

41 Id. § 39.311.

42 PURA § 39.309(a).

43 Id. § 39.303(g).

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II. Description of Proposed Transaction

A description of the transaction proposed by CenterPoint Houston is contained in its application and the filing package submitted as part of the application. A brief summary of the proposed transaction is provided in this section. A more detailed description is included in the Findings of Fact, Section III.C, titled “Structure of the Proposed Securitization” and in the application and filing package submitted as part of the application.

To facilitate the proposed securitization, CenterPoint Houston proposed that one or more special purpose entity system restoration bond companies (each referred to as “BondCo”) be created to which will be transferred the rights to impose, collect, and receive system restoration charges along with the other rights arising pursuant to this Financing Order. Upon transfer, these rights will become transition property as provided by PURA § 39.304.44 BondCo will issue system restoration bonds and will transfer the net proceeds from the sale of the system restoration bonds to CenterPoint Houston in consideration for the transfer of the transition property. BondCo will be organized and managed in a manner designed to achieve the objective of maintaining BondCo as a bankruptcy-remote entity that would not be affected by the bankruptcy of CenterPoint Houston or any other affiliates of CenterPoint Houston or any of their respective successors. In addition, BondCo will have at least one independent manager whose approval will be required for certain major actions or organizational changes by BondCo.

The system restoration bonds will be issued pursuant to an indenture and administered by an indenture trustee. The system restoration bonds will be secured by and payable solely out of the transition property created pursuant to this Financing Order and other collateral described in CenterPoint Houston’s application. That collateral will be pledged to the indenture trustee for the benefit of the holders of the system restoration bonds and to secure payment of certain qualified costs.

The servicer of the system restoration bonds will collect the system restoration charges and remit those amounts to the indenture trustee on behalf of BondCo. The servicer will be responsible for filing any required or allowed true-ups of the system restoration charges. If the servicer defaults on its obligations under the servicing agreement, the indenture trustee may appoint a successor servicer. CenterPoint Houston will act as the initial servicer for the system restoration bonds.

44 PURA § 39.304.

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Retail electric providers (REPs) will be required to meet certain financial standards to collect system restoration charges under this Financing Order. These standards are identical to those applicable to REPs collecting transition charges under CenterPoint Houston’s prior securitizations. If a REP qualifies to collect system restoration charges, the servicer will bill to and collect from the REP the system restoration charges attributable to the REP’s customers. The REP in turn will bill to and collect from its retail customers the system restoration charges attributable to them. If any REP fails to qualify to collect system restoration charges or defaults in the remittance of those charges to the servicer of the system restoration bonds, another entity can assume responsibility for collection of the system restoration charges from the REP’s customers.

System restoration charges will be calculated to ensure the collection of an amount sufficient to service the principal, interest, and related charges for the system restoration bonds. The costs will be functionalized and allocated in the same manner as corresponding facilities and related expenses are functionalized and allocated in CenterPoint Houston’s current base rates.45 The system restoration charges will be calculated pursuant to the method described in 6.1.1.2.4 Schedule SRC – System Restoration Charges (Schedule SRC), a pro forma copy of which is contained in Appendix B.46 In addition to the annual true-up required by PURA § 39.307, periodic true-ups may be performed as necessary to ensure that the amount collected from system restoration charges is sufficient to service the system restoration bonds. In addition, an adjustment to the system restoration charge class allocations will be allowed under certain circumstances. The methodology for making true-ups and class allocation adjustments and the circumstances under which each shall be made are described in Schedule SRC.

The Commission determines that CenterPoint Houston’s proposed system restoration charge structure should be utilized. This structure, which was used in each of CenterPoint Houston’s prior securitizations, is designed to produce essentially level residential rates over the

45 See PURA § 36.403(g).

46 If more than one series of system restoration bonds is issued, each series will have a separately numbered Schedule, but each will be in the form of Schedule SRC with such changes as are necessary to reflect the fact that the system restoration bonds will be issued in more than one series.

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recovery period if (1) the actual year-to-year changes in customers’ loads match the changes forecasted at the time the system restoration bonds are structured and (2) annual loads and costs match those used to develop each system restoration charge true-up. If the system restoration bonds are issued in more than one series, the system restoration charges for each series must provide a level system restoration charge structure.

All of the bonds issued in prior Texas securitizations have been issued with a fixed interest rate.47 A fixed interest rate is necessary to assure that consumers benefit from the securitization. CenterPoint Houston witness Kilbride noted that the benefits of fixed rates can be achieved through a combination of floating rate bonds and interest rate swaps.48 Although use of floating rate bonds and interest rate swaps were actively considered in prior transactions, no floating rate bonds have ever been issued in Texas. Mr. Kilbride testified that while there are some potential purchasers of system restoration bonds that are primarily interested in holding floating rate obligations, it is not necessary to issue floating rate bonds to attract those purchasers.49 CenterPoint Houston’s own experience with its 2005 and 2008 securitizations was that it was more efficient to issue fixed rate bonds and allow the purchaser of the bonds to convert them to floating rates through swaps entered into by the purchaser outside the transaction. Such a conversion, in fact, was done by at least one large purchaser of bonds in each of those securitizations.50

In our last three financing orders (i.e., AEP Texas Central, Entergy, and CenterPoint Houston), the Commission concluded that the possible benefit of floating rate bonds did not outweigh the cost of preparing for and executing swaps and the potential risks swaps would impose on retail consumers.51 As a result, the financing orders in those proceedings prohibited use of swaps and thus, effectively, issuance of floating rate bonds. We reach the same conclusion in this proceeding and prohibit CenterPoint Houston from issuing floating rate bonds and employing related swaps.

47 Direct Testimony of Marc Kilbride at 6-7 (July 8, 2009).

48 Id.

49 Id.

50 Id.

51 Application of AEP Texas Central Company for a Financing Order, Docket No. 32475, Financing Order at 14-15 (June 21, 2006); Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. 33586, Financing Order at 2 (Apr. 2, 2007); Application of CenterPoint Energy Houston Electric, LLC for Financing Order, Docket No. 34448, Financing Order at 2 (Sept. 18, 2007).

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CenterPoint Houston witness Kilbride also testified that, in the 2005 CenterPoint Houston securitization, costs were incurred to facilitate issuance of bonds denominated in foreign currencies.52 Ultimately, CenterPoint Houston and the Commission’s financial advisor concluded that CenterPoint Houston should not issue any transition bonds denominated in foreign currencies. Denominating bonds in foreign currencies would create currency risks for retail consumers. While those risks can be reduced through use of derivatives, the derivatives will themselves create risk for consumers.

Interest rate hedges can also be used to lock in interest rates or limit the variability of interest rates prior to issuance of the system restoration bonds; however, such hedges constitute a bet on the direction of future market changes, which is neither necessary nor appropriate. Hedges also create additional costs and risks if, for any reason, the system restoration bonds are not issued or the amount issued is different from the principal amount hedged. As a result, and consistent with CenterPoint Houston’s 2007 financing order,53 this Financing Order prohibits CenterPoint Houston from issuing bonds denominated in foreign currencies and from entering into interest rate hedges.

CenterPoint Houston requested approval of system restoration charges sufficient to recover the principal and interest on the system restoration bonds plus ongoing qualified costs as described in this Financing Order and Appendix C attached hereto. CenterPoint Houston requested that the system restoration charges be recovered from REPs, and through them from retail consumers, and that the amount of the system restoration charges be calculated based upon the allocation methodology and billing determinants specified in Schedule SRC. CenterPoint Houston also requested that certain standards related to the billing and collection of system restoration charges be applied to REPs, as specified in Schedule SRC. To implement the system restoration charges and billing and collection requirements, CenterPoint Houston requested approval of Schedule SRC.

52 Direct Testimony of Marc Kilbride at 7.

53 Application of CenterPoint Energy Houston Electric, LLC for Financing Order, Docket No. 34448, Financing Order at 16 (Sept. 18, 2007).

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CenterPoint Houston requested authority to securitize and to cause the issuance of system restoration bonds in an aggregate principal amount not to exceed the sum of (1) the Securitizable Balance at the date of issuance of the system restoration bonds plus (2) its actual up-front qualified costs of issuing, supporting, and servicing the system restoration bonds. CenterPoint Houston provided an illustrative analysis of the costs and benefits of securitization using its estimate of the September 1, 2009, Securitizable Balance. CenterPoint Houston proposed that these amounts be updated in the issuance advice letter to reflect the actual issuance date of the system restoration bonds and other relevant current information as permitted by this Financing Order, and that CenterPoint Houston be authorized to securitize the updated Securitizable Balance and up-front qualified costs as reflected in the issuance advice letter.

CenterPoint Houston requested in the application that its up-front and ongoing costs of issuing and maintaining the system restoration bonds be recovered respectively through the system restoration bonds and system restoration charges approved in this Financing Order. CenterPoint Houston estimated that its up-front costs would total approximately $7 million, while its ongoing costs of servicing the system restoration bonds would total approximately $669,000 per year for each year of the term of the bonds. The estimates were based on assumptions regarding a number of variables that will directly affect the level of up-front and ongoing qualified costs including (1) the total Securitizable Balance will be $655 million; (2) only one series of system restoration bonds will be issued; (3) the financing order proceeding will not be contested; (4) the financing order will not permit use of interest rate or foreign currency hedges, floating rate bonds, or bonds denominated in foreign currencies; and (5) the Commission will not use an outside advisor to assist it in this transaction.

The Commission’s analysis of CenterPoint Houston’s request begins with the finding that the company’s up-front qualified costs that are permitted to be securitized, as well as certain of the ongoing costs that the company proposes to recover directly through system restoration charges should be capped. This finding accords with CenterPoint Houston’s prior securitizations and other securitization proceedings in this state.

The Commission finds that CenterPoint Houston should be permitted to securitize its up-front costs of issuance in accordance with the terms of this Financing Order. As set forth in Ordering Paragraph 17 of this Financing Order, up-front qualified costs shall be capped at

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$6,117,956 plus (i) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability as discussed in Ordering Paragraphs 6 and 23, (ii) the cost of the Commission’s financial advisor, if any, and any additional costs incurred by CenterPoint Houston to comply with the requests and recommendations of the Commission’s financial advisor, and (iii) any costs incurred by CenterPoint Houston if this Financing Order is appealed. No individual cap will apply to any component of up-front qualified costs included in the $6,117,956. In the issuance advice letter CenterPoint Houston should report the actual qualified costs securitized.

CenterPoint Houston is authorized to recover directly through the system restoration charges its actual ongoing costs of servicing the bonds and providing administrative services to BondCo, subject to a cap on servicing fees equal to 0.05% of the initial principal amount of system restoration bonds issued pursuant to this Financing Order and a cap on administrative fees of $100,000 for each BondCo plus reimbursable third party costs, which will apply as long as CenterPoint Houston continues to serve as the servicer or administrator, respectively. Ongoing qualified costs include a return at 11.075% on the amount, if any, of invested capital in excess of 0.5% of the principal amount of each series of bonds as discussed in finding of fact 60. Ongoing qualified costs, other than the servicer and administrative fees charged by CenterPoint Houston when it is the servicer and administrator, are not capped. They are, however, estimated in Appendix C. The estimated ongoing qualified costs should be updated in the issuance advice letter to reflect more current information then available to CenterPoint Houston. In accordance with the terms of this Financing Order and subject to the approval of the indenture trustee, the Commission will permit a successor servicer to CenterPoint Houston to recover a higher servicer fee if CenterPoint Houston ceases to service the transition property.

III. Findings of Fact

A. Identification and Procedure

1.	Identification of Applicant

1.	CenterPoint Houston is a transmission and distribution utility which owns and operates for compensation an extensive transmission and distribution network to provide electric service in the portion of this state which is included in ERCOT. CenterPoint Houston is an indirect wholly-owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

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2.	Hurricane Ike struck CenterPoint Houston’s service territory on September 13, 2008, causing extensive damage to CenterPoint Houston’s system and widespread electric outages.

3.	On April 17, 2009, CenterPoint Houston filed an application pursuant to PURA § 36.405 for determination of the amount of system restoration costs eligible for securitization or other recovery. That application was assigned Docket No. 36918.

4.	On August 14, 2009, the Commission issued the order approving the settlement in Docket No. 36918 and determining that CenterPoint Houston’s system restoration costs eligible for securitization or other recovery were $662,816,820 as of September 1, 2009 of which $642,789,384 was related to the distribution function and the remaining $20,027,436 was related to transmission. The order provides that CenterPoint Houston is entitled to recover carrying costs at 11.075% on the unrecovered balance of such costs.

2.	Procedural History

5.	On July 8, 2009, CenterPoint Houston filed an application for a financing order under Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA to permit securitization of (1) the Securitizable Balance as of the date of issuance of the system restoration bonds plus (2) up-front qualified costs. The application includes exhibits, schedules, attachments, and testimony.

6.	The following parties intervened in this proceeding and were granted party status: the Office of Public Utility Counsel (OPC); State of Texas (State); City of Houston (COH); Gulf Coast Coalition of Cities (GCCC); Texas Coastal Utilities Coalition (TCUC); Reliant Energy Retail Services, LLC (Reliant); and Texas Industrial Energy Consumers (TIEC).

7.	On August 18, 2009, CenterPoint Houston submitted an unopposed Settlement Agreement signed by the Parties except Reliant.

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8.	The Settlement Agreement includes the following agreements.

A.	The signatories agreed that CenterPoint Houston shall be authorized to securitize (1) the system restoration cost amount related to distribution operations as determined by the final order approving the Docket No. 36918 Settlement (which includes carrying costs through August 31, 2009); plus (2) carrying charges as provided for in PURA § 36.402 from September 1, 2009 through the date the costs are securitized. The balance of these amounts as of the date the system restoration bonds are issued is the “Securitizable Balance.” In addition to the Securitizable Balance, CenterPoint Houston shall be authorized to securitize up-front qualified costs associated with the transaction as permitted by PURA § 36.403 subject to the cap on such costs as set out in Ordering Paragraph 17.

B.

The Settlement Agreement provided that CenterPoint Houston shall calculate and place into effect, on the same date that the system restoration charges become effective, a separate credit (“ADFIT Credit”) calculated as set out in this paragraph. It further provided that the ADFIT Credit will be reflected in a tariff sheet, the form of which will be attached to the proposed financing order and approved as part of the Financing Order. The signatories agreed that the ADFIT Credit shall be a negative charge to provide customers subject to the system restoration charges an amount equal to (1) a return on the remaining balance of ADFIT related to the system restoration costs being securitized plus (2) a return of and on a principal amount of $6,500,000 over the life of the bonds at an interest rate of 11.075% with levelized payments. The signatories agreed that, subject to adjustment to reflect ADFIT related to any insurance proceeds, government grants or other sources of funding that compensate CenterPoint Houston for system restoration costs as discussed below, the beginning balance of the ADFIT related to the system restoration costs being securitized shall be $207,006,452 as of the date the securitization bonds are issued and that such balance shall be amortized over the life of the system restoration bonds at the same rate as the principal on the system restoration bonds is amortized. The signatories recognized that PURA requires and the Financing Order will provide that any insurance proceeds,

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government grants or other sources of funding that compensate CenterPoint Houston for distribution-related system restoration charges be taken into account either through a reduction of the amount to be securitized (if received sufficiently prior to the securitization) or through adjustments to CenterPoint Houston’s rates as described in the Docket No. 36918 Settlement Agreement (if received too late to be reflected as a reduction to the securitizable balance). The ADFIT balance has been calculated assuming that no such proceeds, grants or other compensation is received. The signatories recognized, however, that receipt of any such amounts would give rise to a reduction to the ADFIT balance used to compute the ADFIT Credit in an amount calculated by multiplying the amount of the proceeds, grants and other compensation by the then effective maximum federal income tax rate for corporations and further agreed that this reduction in the ADFIT balance shall be made effective as of the date the insurance proceeds, government grants or other sources of funding are received by CenterPoint Houston. The unamortized ADFIT balance shall accrue carrying costs at 11.075%. Calculation of the initial ADFIT Credit shall be provided to the Commission for approval at the same time the Issuance Advice Letter is submitted, prior to issuance of the system restoration bonds. The ADFIT Credit shall thereafter be adjusted on each date that the system restoration charges are adjusted to (1) correct any over-credit or under-credit of the amounts previously scheduled to be provided to customers, (2) reflect the amounts scheduled to be provided to customers during the period the adjusted ADFIT Credit is to be effective, and (3) account for the effects, if any, on ADFIT of any insurance proceeds, government grants or other source of funding that compensate CenterPoint Houston for system restoration costs incurred. The adjustment shall be made through a separate filing submitted by CenterPoint Houston at the same time as it submits the system restoration charge adjustment filing and using the same allocation factors and billing determinants as the system restoration charge adjustment filing. The signatories agreed that the ADFIT Credits are a full and complete settlement of all issues and all potential issues regarding treatment of the ADFIT associated with the system restoration costs being securitized. The signatories agreed that ADFIT benefits associated

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with such system restoration costs shall not be applied to reduce the Securitizable Balance and that the ADFIT balance shall not be used to reduce rate base in future proceedings. The signatories further agreed that the ADFIT Credit and obligation to provide the ADFIT Credit shall not be transferred to the special purpose entity being created to issue the bonds, shall not be or become “transition property” as defined in PURA § 39.302(8) but shall be and remain a separate unsecuritized rate credit of CenterPoint Houston.

C.	The signatories agreed to jointly request and support prompt issuance of a financing order authorizing the issuance of system restoration bonds in the principal amount equal to the Securitizable Balance plus up-front qualified costs.

D.	The signatories agreed that the above agreements resolve all matters in this case.

9.	In filing the Settlement Agreement, CenterPoint Houston indicated that none of the parties in Docket No. 37200 oppose the Settlement Agreement. No party filed an opposition to the Settlement Agreement.

10.	CenterPoint Houston’s application and accompanying testimony and schedules, proof of publication, and the Affidavit of Walter L. Fitzgerald in Support of Settlement should be incorporated into the record consistent with this Financing Order.

3.	Notice of Application

11.	Notice of CenterPoint Houston’s application was provided through publication once a week for two consecutive weeks in newspapers having general circulation in CenterPoint Houston’s service area, beginning shortly after the filing of the application. In addition, CenterPoint Houston provided individual notice to the governing bodies of all Texas incorporated municipalities that have retained original jurisdiction over CenterPoint Houston and to each retail electric provider listed on the Commission website. Notice was also provided to all parties in Docket No. 36918. Proof of publication was submitted in the form of publishers’ affidavits and verification of the mailing of individual notices and of the provision of notice to the municipalities.

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B. Qualified Costs and Amount to be Securitized

1.	Identification and Amounts

12.	Qualified costs are defined in PURA § 36.403(d) to include 100% of an electric utility’s system restoration costs including carrying costs at the electric utility’s weighted average cost of capital as last approved in the utility’s general rate case, net of any insurance proceeds, government grants, or other sources of funding that compensate the utility for system restoration costs received by the utility at the time it files an application for a financing order, together with the costs of issuing, supporting, and servicing system restoration bonds and any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of system restoration bonds.[54] Qualified costs also include the costs to the Commission of acquiring professional services for the purpose of evaluating proposed securitization transactions and costs associated with ancillary agreements such as any bond insurance policy, letter of credit, reserve account, surety bond, swap arrangement, hedging arrangement, liquidity or credit support arrangement or other financial arrangement entered into in connection with the issuance or payment of the system restoration bonds.

13.	The actual costs of issuing and supporting the system restoration bonds will not be known until the system restoration bonds are issued, and certain ongoing costs relating to the system restoration bonds may not be known until such costs are incurred. However, to satisfy the statutory obligation to ensure tangible and quantifiable benefits to ratepayers, it is appropriate to limit the amount of certain up-front qualified costs that may be included in the principal amount of the system restoration bonds so that the sum of those up-front qualified costs does not exceed $6,117,956 plus (i) original issue discount, credit enhancements and other arrangements to enhance marketability as discussed in Ordering Paragraphs 6 and 23, (ii) the cost of the Commission’s financial advisor, if any, and any additional costs incurred by CenterPoint Houston to comply with the requests and recommendations of the Commission’s financial advisor, and (iii) any costs incurred by CenterPoint Houston if this Financing Order is appealed. However, no component of up-front qualified costs will be subject to an individual cap. The amount of the up-front qualified costs shall be shown in the issuance advice letter to ensure compliance with all statutory requirements.

54 PURA § 36.403(d).

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2.	Accumulated Deferred Federal Income Taxes

14.	ADFIT associated with system restoration costs occurs because of the difference in the regulatory and tax treatment of the system restoration costs.

15.	The Commission considered two approaches for recognizing the ADFIT benefit. Under the first approach, the ADFIT associated with the system restoration costs would be reflected by reducing the securitizable amount to reflect the benefits associated with ADFIT. Under the second approach, the ADFIT associated with the system restoration costs would be reflected by using the ADFIT balance in the same manner as other ADFIT amounts to reduce rate base in CenterPoint Houston’s next rate case. The Settlement Agreement, described in finding of fact 8, has elements that provide the advantages of each of these approaches. It maximizes the amount of lower-cost financing that can be provided through securitization while assuring that the ADFIT benefits are immediately provided to customers.

16.	The Commission finds that the method of providing the ADFIT benefit described in the Settlement Agreement provides benefits to ratepayers and is reasonable.

3.	Balance to be Securitized

17.

CenterPoint Houston should be authorized to cause system restoration bonds to be issued in an aggregate principal amount equal to the Securitizable Balance at the time of issuance plus up-front qualified costs subject to the aggregate cap on up-front costs as described in Ordering Paragraph 17. The Securitizable Balance to be securitized shall be equal to the balance of distribution-related system restoration costs as determined in Docket No. 36918 plus carrying costs accruing at 11.075% from September 1, 2009 through the date the system restoration bonds are issued and minus all insurance proceeds, government grants, and other sources of funding that compensate CenterPoint Houston for the distribution-related system restoration costs determined in Docket No. 36918. In the issuance advice letter, CenterPoint Houston shall update the amounts to

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reflect the Securitizable Balance on the date of issuance and the actual up-front qualified costs, subject to the cap on up-front costs provided in this Financing Order. It is appropriate to recover the annual ongoing servicing fees and the annual fixed operating costs directly through system restoration charges. It is also appropriate to impose additional limits to ensure that the ongoing servicing fees incurred when CenterPoint Houston serves as servicer do not exceed 0.05% of the initial principal balance of the system restoration bonds and that administrative fees incurred when CenterPoint Houston is the administrator do not exceed $100,000 per year for each BondCo plus reimbursable third party costs as shown in Appendix C. The annual servicing fee payable to any other servicer not affiliated with CenterPoint Houston will not, as required by CenterPoint Houston’s prior securitizations, exceed 0.6% of the original principal amount of the system restoration bonds unless such higher rate is approved by the Commission. Ongoing costs other than the servicer and administrative fees charged by CenterPoint Houston when it serves as servicer and administrator will not be capped but are estimated in Appendix C to this Financing Order. The servicing and administrative fees collected by CenterPoint Houston, or any affiliate of CenterPoint Houston, acting as either servicer or administrator under the servicing agreement or administration agreement, shall be included as a revenue credit and reduce revenue requirements in each subsequent CenterPoint Houston base rate case. The expenses incurred by CenterPoint Houston or such affiliate to perform obligations under the servicing agreement and administration agreement should be included as a cost of service in each CenterPoint Houston base rate case.

18.	The proposed recovery of the sum described in finding of fact 17 as provided in this Financing Order should be approved because ratepayers will receive tangible and quantifiable benefits as a result of the securitization.

4.	Issuance Advice Letter

19.

Because the actual structure and pricing of the system restoration bonds and the precise amounts to be securitized will not be known at the time this Financing Order is issued, following determination of the final terms of the system restoration bonds and prior to issuance of the system restoration bonds, CenterPoint Houston will file with the

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Commission for each series of system restoration bonds issued, and no later than the end of the first business day after the pricing date for that series of system restoration bonds, an issuance advice letter. The issuance advice letter will include CenterPoint Houston’s best estimate of total up-front qualified costs for such issuance. The estimated total up-front qualified costs in the issuance advice letter may be included in the principal amount securitized, subject to the cap on up-front qualified costs as described in Ordering Paragraph 17 of this Financing Order. Within 60 days of issuance of the system restoration bonds, CenterPoint Houston shall submit to the Commission a final accounting of the total up-front qualified costs. The issuance advice letter will report the actual dollar amount of the initial system restoration charges and other information specific to the system restoration bonds to be issued. CenterPoint Houston’s issuance advice letter shall update the benefits analysis to verify that the final amount securitized satisfies the statutory financial tests. All amounts that require computation will be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and Schedule SRC. The initial system restoration charges and the final terms of the system restoration bonds set forth in the issuance advice letter shall become effective on the date of issuance of the system restoration bonds unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

20.	If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the Periodic Billing Requirement, defined below, for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with interest, if any, earned on the investment of such funds) and such unused funds (together with such interest) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment. If the actual up-front qualified costs are more than the up-front qualified costs included in the principal amount securitized, CenterPoint Houston may request recovery of the remaining up-front qualified costs through a surcharge to CenterPoint Houston’s rates for distribution service, provided, however, that the recoverable aggregate costs (including amounts that were securitized) for those up-front qualified costs shall not exceed the cap on up-front qualified costs as described in Ordering Paragraph 17 of this Financing Order. In seeking to recover such costs, CenterPoint Houston should be required to prove that the costs were prudently incurred, and reasonable and necessary.

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21.	CenterPoint Houston will submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date of commencement of marketing the system restoration bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff will provide CenterPoint Houston comments and recommendations regarding the adequacy of the information provided.

22.	The issuance advice letter shall be submitted to the Commission not later than the end of the first business day after the pricing of the system restoration bonds. Commission Staff may request such revisions of the issuance advice letter as may be necessary to assure the accuracy of the calculations and that the requirements of PURA and of this Financing Order have been met. The initial system restoration charges and the final terms of the system restoration bonds set forth in the issuance advice letter shall become effective on the date of issuance of the system restoration bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and the Financing Order.

23.	The completion and filing of an issuance advice letter in the form of the issuance advice letter attached as Appendix A, including the certification from CenterPoint Houston discussed in findings of fact 25 and 98 is necessary to ensure that any securitization actually undertaken by CenterPoint Houston complies with the terms of this Financing Order.

24.	The certification statement contained in CenterPoint Houston’s certification letter shall be worded precisely as the statement in the form of the issuance advice letter approved by the Commission. Other aspects of the certification letter may be modified to describe the particulars of the system restoration bonds and the actions that were taken during the transaction.

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5.	Tangible and Quantifiable Benefit

25.	The statutory requirement in PURA §§ 36.401 and 39.301 that directs the Commission to ensure that securitization provides tangible and quantifiable benefits to ratepayers greater than would be achieved absent the issuance of system restoration bonds can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over the expected life of the system restoration bonds the present value of the revenue requirement associated with recovery of the Securitizable Balance through rates reflective of conventional utility financing, with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers.

26.	The financial analysis presented by CenterPoint Houston indicates that securitization of the Securitizable Balance and other qualified costs as requested by CenterPoint Houston would result in approximately $6 million of tangible and quantifiable economic benefits to ratepayers on a present value basis if the system restoration bonds are issued at an average weighted average interest rate of 10.60% allowed by this Financing Order and with a 14-year expected life. Using the projected weighted average interest rate of 5.33% and a 14-year expected life, the benefits of securitization would be approximately $241 million. These estimates use CenterPoint Houston’s Securitizable Balance as of September 1, 2009 ($643 million), as approved in the Docket No. 36918 settlement, and assume that actual up-front and ongoing qualified costs will be as shown on Appendix C to this Financing Order. The benefits for retail consumers set forth in CenterPoint Houston’s evidence are fully indicative of the benefits consumers will realize from the securitization approved in this Financing Order; however, the actual benefit to ratepayers will depend upon market conditions on the date of issuance of the system restoration bonds, the actual scheduled maturity of the system restoration bonds, and the amount actually securitized. CenterPoint Houston will be required to provide an updated tangible and quantifiable benefits analysis in its issuance advice letter to verify that this statutory test is met.

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6.	Present Value Cap

27.	The amount securitized may not exceed the present value of the revenue requirement over the life of the proposed system restoration bonds associated with conventional (i.e., non-securitized) recovery of the authorized amounts where the present value analysis uses a discount rate equal to the proposed interest rate on the system restoration bonds.[55] The analysis presented by CenterPoint Houston demonstrates that the proposed securitization meets this requirement whether the system restoration bonds are assumed to bear interest at a weighted average interest rate of 10.60%, at the projected weighted average interest rate of 5.33%, or at other interest rates less than 10.60%. Using a 5.33% weighted average interest rate, the present value of the revenue requirements would be approximately $896 million. At the higher interest rate of 10.60%, the present value of the revenue requirements would be approximately $659 million. These estimates use CenterPoint Houston’s Securitizable Balance as of September 1, 2009, as approved in the Docket No. 36918 settlement, a maximum expected life of 14 years, and assume that actual up-front and ongoing qualified costs will be as estimated on Appendix C to this Financing Order. The benefits for consumers set forth in CenterPoint Houston’s evidence are fully indicative of the benefits consumers will realize from the securitization approved in this Financing Order; however, CenterPoint Houston will be required to provide an updated present value analysis in its issuance advice letter to verify that this statutory test is met.

7.	Total Amount of Revenue to be Recovered

28.	The Commission is required to find that the total amount of revenues to be collected under this Financing Order will be less than the revenue requirement that would be recovered over the life of the amounts that are securitized under this Financing Order, using conventional financing methods.[56] CenterPoint Houston’s analysis assumed that under conventional financing methods, the costs would be recovered over the life of the system restoration bonds (for purposes of its analysis, 14 years) with carrying costs equal to CenterPoint Houston’s weighted average cost of capital of 11.075%, as approved by

55 See PURA § 39.301.

56 See PURA § 39.303(a).

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the Commission in CenterPoint Houston’s last general rate case. The resulting total conventional revenues would be $1.3 billion. If 14-year system restoration bonds are issued at a 10.60% weighted average interest rate, CenterPoint Houston’s financial analysis indicates that the total amount of revenues to be collected under this Financing Order is expected to be approximately $11 million less than the revenue requirement that would be recovered using conventional utility financing methods. Using the projected weighted average interest rate of 5.33%, the benefits of securitization would be approximately $348 million. These estimates use CenterPoint Houston’s Securitizable Balance as of September 1, 2009, as approved in the Docket No. 36918 settlement, a maximum expected life of 14 years, and assume that actual up-front and ongoing qualified costs will be as estimated on Appendix C to this Financing Order. The benefits for retail consumers set forth in CenterPoint Houston’s evidence are fully indicative of the benefits consumers will realize from the securitization approved in this Financing Order; however, CenterPoint Houston will be required to provide an updated total revenue analysis in its issuance advice letter to verify that this statutory test is met.

C. Structure of the Proposed Securitization

1.	BondCo

29.	For purposes of this securitization, CenterPoint Houston will create one or more special purpose entities (each referred to as “BondCo”), which will be Delaware limited liability companies with CenterPoint Houston as its sole member. BondCo will be formed for the limited purpose of acquiring transition property, issuing system restoration bonds in one or more series and in one or more tranches or classes[57] for each series, and performing other activities relating thereto or otherwise authorized by this Financing Order. BondCo will not be permitted to engage in any other activities and will have no assets other than transition property and related assets to support its obligations under the system restoration bonds. Obligations relating to the system restoration bonds will be BondCo’s only significant liabilities. These restrictions on the activities of BondCo and restrictions

57 Some prior Texas securitizations have used “tranches” while others have used “classes” to describe the bonds being issued. We use the terms interchangeably in this order.

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on the ability of CenterPoint Houston to take action on BondCo’s behalf are imposed to achieve the objective that BondCo will be bankruptcy-remote and not affected by a bankruptcy of CenterPoint Houston. BondCo will be managed by a board of managers with rights and duties similar to those of a board of directors of a corporation. As long as the system restoration bonds remain outstanding, BondCo will have at least one independent manager with no organizational affiliation with CenterPoint Houston other than acting as an independent manager for one or more other bankruptcy-remote subsidiaries of CenterPoint Houston or its affiliates. BondCo will not be permitted to amend the provisions of the organizational documents that relate to the bankruptcy-remoteness of BondCo without the consent of the independent manager. Similarly, BondCo will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent manager. Other restrictions to facilitate bankruptcy-remoteness may also be included in the organizational documents of BondCo as required by the rating agencies.

30.	The initial capital of BondCo is expected to be not less than 0.5% of the original principal amount of each series of system restoration bonds issued by BondCo. Funding of BondCo at this level is intended to protect the bankruptcy-remoteness of BondCo. A sufficient level of capital is necessary to minimize this risk and, therefore, assist in achieving the lowest system restoration bond charges possible. The United States Treasury Department has recently proposed sweeping changes to the regulation of financial markets including securitizations.[58] It is not known how any changes resulting from that proposal will affect the level of capital which must be invested in BondCo, or other costs of issuing, supporting, and servicing the system restoration bonds. If CenterPoint Houston is required to invest in BondCo more than 0.5% of the original principal amount of each series of bonds, it should be permitted to earn a return of 11.075% on such additional investment.

58 See U.S. DEPT. OF TREASURY, FINANCIAL REGULATORY REFORM: A NEW FOUNDATION (2009).

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31.	BondCo will issue system restoration bonds in one or more series, and in one or more tranches for each series, in an aggregate amount not to exceed the principal amount approved by this Financing Order and will pledge to the indenture trustee, as collateral for payment of the system restoration bonds, the transition property, including BondCo’s right to receive the system restoration charges as and when collected, and certain other collateral described in CenterPoint Houston’s application.

32.	Concurrent with the issuance of any of the system restoration bonds, CenterPoint Houston will transfer to BondCo all of CenterPoint Houston’s rights under this Financing Order related to the amount of system restoration bonds BondCo is issuing, including rights to impose, collect, and receive system restoration charges approved in this Financing Order. This transfer will be structured so that it will qualify as a true sale within the meaning of PURA § 39.308. By virtue of the transfer, BondCo will acquire all of the right, title, and interest of CenterPoint Houston in the portion of the transition property arising under this Financing Order that is related to the amount of system restoration bonds BondCo is issuing.

33.	The use and proposed structure of BondCo and the limitations related to its organization and management are necessary to minimize risks related to the proposed securitization transaction and to minimize the system restoration charges. Therefore, the use and proposed structure of BondCo should be approved.

2.	Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance Marketability

34.

CenterPoint Houston requested approval to use additional forms of credit enhancement (including letters of credit, reserve accounts, surety bonds, or guarantees) and other mechanisms designed to promote the credit quality and marketability of the system restoration bonds if the benefits of such arrangements exceed their cost. CenterPoint Houston also asked that the costs of any credit enhancements as well as the costs of arrangements to enhance marketability be included in the amount of qualified costs to be securitized. CenterPoint Houston should be permitted to recover the up-front and ongoing costs of credit enhancements and arrangements to enhance marketability,

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provided that the Commission’s designated representative and CenterPoint Houston agree in advance that such enhancements and arrangements provide benefits greater than their tangible and intangible costs. If the use of original issue discount, credit enhancements, or other arrangements is proposed by CenterPoint Houston, CenterPoint Houston shall provide the Commission’s designated representative copies of all cost/benefit analyses performed by or for CenterPoint Houston that support the request to use such arrangements. This finding does not apply to the collection account or its subaccounts approved in this Financing Order.

35.	CenterPoint Houston’s proposed use of credit enhancements and arrangements to enhance marketability is reasonable and should be approved, provided that CenterPoint Houston certifies that the enhancements or arrangements provide benefits greater than their cost and that such certifications are agreed with by the Commission’s designated representative.

36.	In the first two financing orders issued to CenterPoint Houston and its predecessors, the Commission did not preclude CenterPoint Houston from entering into floating rate or foreign currency denominated notes, interest rate hedges, or foreign currency hedges. None were utilized.

37.	In the Commission’s three most recent financing orders,[59] the Commission determined that the costs and risks of swap transactions outweighed the expected benefits and prohibited the use of interest rate swaps.

38.	The evidence submitted by CenterPoint Houston in this proceeding established that use of floating rate notes, notes denominated in foreign currencies, interest rate hedges, or foreign currency hedges would not be expected to result in the lowest system restoration bond charges, and would necessarily expose ratepayers to higher risks and greater uncertainty about future costs. Accordingly, the Commission has determined that CenterPoint Houston should not be permitted to use floating rate notes, notes denominated in foreign currencies, or hedges in this transaction.

59 Application of AEP Texas Central Company for a Financing Order, Docket No. 32475, Financing Order (June 21, 2006); Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. 33586, Financing Order (Apr. 2, 2007); Application of CenterPoint Energy Houston Electric, LLC for Financing Order, Docket No. 34448, Financing Order (Sept. 18, 2007).

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3.	Transition Property

39.	Under PURA § 39.304(a), the rights and interests of an electric utility or successor under a financing order, including the right to impose, collect, and receive the system restoration charges authorized in the financing order, are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of system restoration bonds, at which time they will become transition property.

40.	The rights to impose, collect, and receive the system restoration charges approved in this Financing Order along with the other rights arising pursuant to this Financing Order will become transition property upon the transfer of such rights by CenterPoint Houston to BondCo pursuant to PURA § 39.304.

41.	Transition property and all other collateral will be held and administered by the indenture trustee pursuant to the indenture, as described in CenterPoint Houston’s application. This proposal will help ensure the lowest system restoration bond charges and should be approved.

42.	Under PURA § 39.304(b), transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of system restoration charges depends on further acts of the utility or others that have not yet occurred.

4.	Servicer and the Servicing Agreement

43.

CenterPoint Houston will execute a servicing agreement with BondCo. The servicing agreement may be amended, renewed, or replaced by another agreement. The entity responsible for carrying out the servicing obligations under any servicing agreement is the servicer. CenterPoint Houston will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement and as authorized by the Commission. Pursuant to the servicing agreement, the servicer will be required, among other things, to impose and collect the applicable system

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restoration charges for the benefit and account of BondCo, to make the periodic true-up adjustments of system restoration charges required or allowed by this Financing Order, and to account for and remit the applicable system restoration charges to or for the account of BondCo in accordance with the remittance procedures contained in the servicing agreement without any charge, deduction, or surcharge of any kind (other than the servicing fee specified in the servicing agreement). Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the system restoration bonds, or the indenture trustee’s designee, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of system restoration bonds, shall, appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement. The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed will be more fully described in the servicing agreement. The rights of BondCo under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the system restoration bonds. CenterPoint Houston currently serves as servicer of the transition charges related to the transition bonds issued by: (1) CenterPoint Energy Transition Bond Company, LLC in October 2001 pursuant to the financing order issued on June 1, 2000, in Docket No. 21665;[60] (2) CenterPoint Energy Transition Bond Company II, LLC in December 2005 pursuant to the financing order issued on March 16, 2005, in Docket No. 30485; and (3) CenterPoint Energy Transition Bond Company III, LLC in February 2008 pursuant to the financing order issued on September 18, 2007, in Docket No. 34448. Consequently, CenterPoint Houston, as initial servicer of system restoration charges associated with system restoration bonds issued under this Financing Order will, and any successor servicer may, simultaneously be serving as servicer of separate system restoration charges or transition charges associated with system restoration bonds or transition bonds for more than one issuer.

60 Application of Reliant Energy Incorporated for Financing Order to Securitize Regulatory Assets and Other Qualified Costs, Docket No. 21665 (May 31, 2000).

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44.	The servicing agreement for this securitization shall contain a recital clause that the Commission, or its attorney, will enforce the servicing agreement for the benefit of Texas ratepayers to the extent permitted by law.

45.	The servicing agreement for this securitization shall include a provision that CenterPoint Houston shall indemnify the Commission (for the benefit of retail consumers) in connection with any increase in servicing fees that become payable as a result of a default resulting from CenterPoint Houston’s willful misconduct, bad faith, or negligence in performance of its duties or observance of its covenants under the servicing agreement. The indemnity will be enforced by the Commission but will not be enforceable by any REP or retail consumer.

46.	The obligations to continue to provide service and to collect and account for system restoration charges will be binding upon CenterPoint Houston and any other entity that provides electric distribution services or direct wire services to a person that was a retail consumer taking service at distribution voltage within CenterPoint Houston’s service area on the date of issuance of this Financing Order.

47.	To the extent REPs are responsible for imposing and billing system restoration charges on behalf of BondCo, billing and credit standards approved in this Financing Order will be binding on all REPs that bill and collect system restoration charges from such retail consumers, together with their successors and assigns. The Commission will enforce the obligations imposed by this Financing Order, its applicable substantive rules, and statutory provisions.

48.	To the extent that any interest in the transition property created by this Financing Order is assigned, sold, or transferred to an assignee,[61] CenterPoint Houston will enter into a contract with that assignee that will require CenterPoint Houston to continue to operate its transmission and distribution system in order to provide electric services to CenterPoint Houston’s customers who receive service at distribution voltage. This

61 The term “assignee” means “any individual, corporation, or other legally recognized entity to which an interest in transition property is transferred, other than as security, including any assignee of that party.” PURA § 39.302(1).

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provision does not prohibit CenterPoint Houston from selling, assigning or otherwise divesting its transmission and distribution system or any part thereof so long as the entity acquiring such facilities agrees to continue operating the facilities to provide electric services to CenterPoint Houston’s customers who receive service at distribution voltage.

49.	The proposals described in findings of fact 43 through 48 are reasonable, will reduce risk associated with the proposed securitization and will, therefore, result in lower system restoration bond charges and greater benefits to ratepayers and should be approved.

5.	Retail Electric Providers

50.	The servicer will bill the system restoration charges to the REP for each retail consumer that takes service at distribution voltage in CenterPoint Houston’s certificated service area as it existed on the date of this Financing Order and the REP will collect the system restoration charges from its retail customers that are subject to the system restoration charges.

51.	Schedule SRC sets forth minimum billing and collection standards to apply to REPs that collect from retail electric consumers system restoration charges approved by this Financing Order. The Commission finds that the REP standards set forth in Schedule SRC are appropriate and should be adopted.

52.	The REP standards set forth in Schedule SRC relate only to the billing and collection of system restoration charges authorized under this Financing Order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs other than REPs that have contracted with CenterPoint Houston to have CenterPoint Houston bill and collect system restoration charges from the REP’s retail consumers. REPs may contract with parties other than CenterPoint Houston to bill and collect system restoration charges from retail consumers, but such parties shall remain subject to these REP standards set forth in Schedule SRC. Upon adoption of any amendment to P.U.C. SUBST. R. 25.108, Commission Staff will open a proceeding to investigate the need to modify the REP standards in Schedule SRC to conform to that rule, provided that such modifications may not be implemented absent prior written confirmation from each of the rating agencies that have rated the system restoration bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the system restoration bonds.

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53.	The REP standards are as follows:

(a)	Rating, Deposit, and Related Requirements

Each REP must (1) have a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from Standard & Poor’s and Moody’s Investors Service, respectively, or (2) provide to the indenture trustee (a) a deposit of two months’ maximum expected system restoration charge collections in the form of cash, (b) an affiliate guarantee, surety bond, or letter of credit providing for payment of such amount of system restoration charge collections in the event that the REP defaults in its payment obligations, or (c) a combination of any of the foregoing. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The indenture trustee shall be a beneficiary of any affiliate guarantee, surety bond, or letter of credit. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from Standard & Poor’s and Moody’s Investors Service, respectively.

(b)	Loss of Rating

If the long-term, unsecured credit rating from either Standard & Poor’s or Moody’s Investors Service of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below “BBB-” or “Baa3” (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision must comply with the provisions set forth in Paragraph (e).

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(c)	Computation of Deposit, etc.

The computation of the size of a deposit required under Paragraph (a) shall be agreed upon by the servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months’ maximum expected system restoration charge collections. Within 10 business days following such review, (1) the REP shall remit to the indenture trustee the amount of any shortfall in such required deposit or (2) the servicer shall instruct the indenture trustee to remit to the REP any amount in excess of such required deposit. A REP failing to so remit any such shortfall must comply with the provisions set forth in Paragraph (e). REP cash deposits shall be held by the indenture trustee, maintained in a segregated account, and invested in short-term high quality investments, as permitted by the rating agencies rating the system restoration bonds. Investment earnings on REP cash deposits shall be considered part of such cash deposits so long as they remain on deposit with the indenture trustee. At the instruction of the servicer, cash deposits will be remitted with investment earnings to the REP at the end of the term of the system restoration bonds unless otherwise utilized for the payment of the REP’s obligations for system restoration charges. Once the deposit is no longer required, the servicer shall promptly (but not later than 30 calendar days) instruct the indenture trustee to remit the amounts in the segregated accounts to the REP.

(d)	Payment of System Restoration Charges

Payments of system restoration charges are due 35 calendar days following each billing by the servicer to the REP, without regard to whether or when the REP receives payment from its retail customers. The servicer shall accept payment by electronic funds transfer, wire transfer, and/or check. Payment will be considered received the date the electronic funds transfer or wire transfer is received by the servicer, or the date the check clears. A 5% penalty is to be charged on amounts received after 35 calendar days; however, a 10 calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default must comply with the provisions set forth in Paragraph (e). The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to the servicer. The “current amount” consists of the total unpaid system restoration charges existing on the 36th calendar day after billing by the servicer.

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Any and all such penalty payments will be made to the servicer to be applied against system restoration charge obligations. A REP shall not be obligated to pay the overdue system restoration charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue system restoration charges as a condition of receiving the customers of another REP that has decided to terminate service to those customers for any reason, the new REP shall not be assessed the 5% penalty upon such system restoration charges; however, the prior REP shall not be relieved of the previously-assessed penalties.

(e)	Remedies upon Default

After the 10 calendar-day grace period (the 45th calendar day after the billing date) referred to in Paragraph (d), the servicer shall have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof provided by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid system restoration charges and associated penalties due the servicer after the application of the REP’s deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth in Paragraphs (b), (c), or (d) shall, subject to the limitations and requirements of applicable bankruptcy laws if the REP is a debtor in bankruptcy, select and implement one of the following options:

(1)	Allow the Provider of Last Resort (POLR) or a qualified REP of the consumer’s choosing to immediately assume the responsibility for the billing and collection of system restoration charges;

(2)	Immediately implement other mutually suitable and agreeable arrangements with the servicer. It is expressly understood that the servicer’s ability to agree to any other arrangements will be limited by the terms of the servicing agreement and requirements of each of the rating agencies that have rated the system restoration bonds necessary to avoid a suspension, withdrawal, or downgrade of the ratings on the system restoration bonds; or

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(3)	Arrange that all amounts owed by retail consumers for services rendered be timely billed and immediately paid directly into a lock-box controlled by the servicer with such amounts to be applied first to pay system restoration charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.

If a REP that is in default fails to immediately select and implement one of the foregoing options or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then the servicer shall immediately implement option (1), subject to the limitations and requirements of applicable bankruptcy laws if the REP is a debtor in bankruptcy. Upon re-establishment of compliance with the requirements set forth in Paragraphs (b), (c), and (d) and the payment of all past-due amounts and associated penalties, the REP will no longer be required to comply with this paragraph.

(f)	Interest of REPs (Including the POLR) in Funds Held by Servicer

Any interest that a REP (including the POLR) may have in any funds in the hands of the servicer shall be junior and subordinate to any and all rights of the indenture trustee or the issuer to such funds.

(g)	Billing by Providers of Last Resort, etc.

The POLR appointed by the Commission must meet the minimum credit rating or deposit/credit support requirements described in Paragraph (a) in addition to any other standards that may be adopted by the Commission. If the POLR defaults or is not eligible to provide such services, responsibility for billing and collection of system restoration charges will immediately be transferred to and assumed by the servicer until a new POLR can be named by the Commission or the consumer requests the services of a certified REP. Retail consumers may never be re-billed by the successor REP, the POLR, or the servicer for any amount of system restoration charges they have paid their REP (although future system restoration charges shall reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in Paragraph (d) is the sole remaining past-due amount after the 45th calendar day, the REP shall not be required to comply with clauses (1), (2), or (3) of Paragraph (e), unless the penalty is not paid within an additional 30 calendar days.

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(h)	Disputes

In the event that a REP disputes any amount of billed system restoration charges, the REP shall pay the disputed amount under protest according to the timelines detailed in Paragraph (d). The REP and servicer shall first attempt to informally resolve the dispute, but if they fail to do so within 30 calendar days, either party may file a complaint with the Commission. If the REP is successful in the dispute process (informal or formal), the REP shall be entitled to interest on the disputed amount paid to the servicer at the Commission-approved interest rate. Disputes about the date of receipt of system restoration charge payments (and penalties arising thereon) or the size of a required REP deposit will be handled in a like manner. It is expressly intended that any interest paid by the servicer on disputed amounts shall not be recovered through system restoration charges if it is determined that the servicer’s claim to the funds is clearly unfounded. No interest shall be paid by the servicer if it is determined that the servicer has received inaccurate metering data from another entity providing competitive metering services pursuant to PURA § 39.107.

(i)	Metering Data

If the servicer is providing the metering, metering data will be provided to the REP at the same time as the billing. If the servicer is not providing the metering, the entity providing the metering services will be responsible for complying with Commission rules and ensuring that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order with respect to billing and true-ups.

(j)	Charge-Off Allowance

The REP will be allowed to hold back an allowance for charge-offs in its payments to the servicer. Such charge-off rate will be recalculated each year in connection with the annual true-up procedure. In the initial year, REPs will be allowed to remit payments based on the same charge-off percentage then being used by the REP to remit payments to the servicer in connection with the then most recently established transition charges

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related to (i) the transition bonds issued by CenterPoint Energy Transition Bond Company, LLC on October 24, 2001, (ii) the transition bonds issued by CenterPoint Energy Transition Bond Company II, LLC on December 16, 2005, or (iii) the transition bonds issued by CenterPoint Energy Transition Bond Company III, LLC on February 12, 2008. On an annual basis in connection with the true-up process, the REP and the servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and the servicer, provided that:

(1)	The REP’s right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (e.g., all amounts due the REP for its own account as well as the portion representing system restoration charges) have been written off.

(2)	The REP’s recourse will be limited to a credit against future system restoration charge payments unless the REP and the servicer agree to alternative arrangements, but in no event will the REP have recourse to the indenture trustee, BondCo, or BondCo’s funds for such payments.

(3)	The REP shall provide information on a timely basis to the servicer so that the servicer can include the REP’s default experience and any subsequent credits into its calculation of the adjusted system restoration charges for the next system restoration charge billing period and the REP’s right to credits will not take effect until after such adjusted system restoration charges have been implemented.

(k)	Service Termination

In the event that the servicer is billing retail consumers for system restoration charges, the servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing consumers for system restoration charges, the REP or POLR shall have the right to transfer customers to the POLR (or to another certified REP) or to direct the servicer to terminate transmission and distribution service to the end-use consumer for non-payment in accordance with the applicable Commission rules.

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54.	The proposed billing and collection standards are the same as those adopted in Docket No. 21665, Docket No. 30485, and Docket No. 34448 and currently applied by CenterPoint Houston in its capacity as servicer under the transition bonds issued pursuant to the financing orders in those dockets.

55.	The proposed billing and collection standards for REPs and the applicability of those standards are appropriate for the collection of system restoration charges resulting from this Financing Order, are reasonable, will lower risks associated with the collection of system restoration charges, and will result in lower system restoration bond charges and greater benefits to ratepayers. In addition, adoption of these standards will provide uniformity of standards for the billing and collection of system restoration charges for which CenterPoint Houston acts as servicer. Therefore, the proposed billing and collection standards for REPs and the applicability of those standards described in findings of fact 50 through 53 should be approved.

6.	System Restoration Bonds

56.

System restoration bonds will be issued by BondCo in one or more series, and each series may be issued in one or more tranches. The legal final maturity date of any series of system restoration bonds will not exceed 15 years from the date of issuance of such series. The legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by CenterPoint Houston and the Commission’s designated representative, consistent with market conditions and indications of the rating agencies, at the time the system restoration bonds are priced, but subject to ultimate Commission review through the issuance advice letter process. CenterPoint Houston will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning transition property arising under this Financing Order, or to cause the issuance of any system restoration bonds authorized in this Financing Order, subject to the right of the Commission to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

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BondCo will issue the system restoration bonds on or after the fifth business day after pricing of the system restoration bonds unless, prior to noon on the fourth business day following pricing of the bonds, the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

57.	The Commission finds that the proposed structure, providing system restoration charges to residential customers that would be essentially level over the term of the system restoration bonds if the actual year-to-year changes in residential load match the changes forecast at the time the bonds are structured, is in the public interest and should be used. The approved structure is reasonable and should be approved, provided that the issuance advice letter demonstrates that all of the statutory financial requirements are met. This restriction is necessary to ensure that the stated economic benefits to ratepayers materialize.

7.	Security for System Restoration Bonds

58.	The payment of the system restoration bonds and related charges authorized by this Financing Order is to be secured by the transition property created by this Financing Order and by certain other collateral as described in the application. The system restoration bonds will be issued pursuant to an indenture administered by the indenture trustee. The indenture will include provisions for a collection account for each series, subaccounts for the collection and administration of the system restoration charges, and payment or funding of the principal and interest on the system restoration bonds and other costs, including fees and expenses, in connection with the system restoration bonds, as described in CenterPoint Houston’s application. Pursuant to the indenture, BondCo will establish a collection account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and other costs approved in this Financing Order related to the system restoration bonds, in full and on a timely basis. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

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a.	The General Subaccount

59.	The indenture trustee will deposit the system restoration charge remittances that the servicer remits to the indenture trustee for the account of BondCo into the general subaccount. The indenture trustee will allocate or use all amounts in this subaccount on a periodic basis to pay expenses of BondCo, to pay principal and interest on the system restoration bonds, and to meet the funding requirements of the other subaccounts. The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal and interest on the system restoration bonds and all other components of the Periodic Payment Requirement (as defined in finding of fact 80), and otherwise in accordance with the terms of the indenture.

b.	The Capital Subaccount

60.

When a series of system restoration bonds is issued, CenterPoint Houston will make a capital contribution to BondCo for that series, which BondCo will deposit into the capital subaccount. The amount of the capital contribution is expected to be not less than 0.5% of the original principal amount of each series of system restoration bonds, although the actual amount will depend on tax and rating agency requirements and possible regulatory changes resulting from the Treasury Department’s recent proposal to reform financial regulation. The capital subaccount will serve as collateral to ensure timely payment of principal and interest on the system restoration bonds and all other components of the Periodic Payment Requirement. Any funds drawn from the capital subaccount to pay these amounts due to a shortfall in the system restoration charge remittances will be replenished through future system restoration charge remittances. The funds in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal and interest on the system restoration bonds and all other components of the Periodic Payment Requirement. If CenterPoint Houston is required to make a capital contribution in excess of 0.5% of the original principal amount of each series of bonds, CenterPoint Houston will be authorized to receive an aggregate

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amount equal to the sum of (i) the actual amounts earned by the trustee from investment of the capital contribution (up to 0.5% of the original principal amount of each series) and (ii) 11.075% on the remainder of the capital contribution. The required revenue, if any, to provide the return of 11.075% on any such additional capital is an ongoing qualified cost. Upon payment of the principal amount of all system restoration bonds and the discharge of all obligations that may be paid by use of system restoration charges, all amounts in the capital subaccount, including any investment earnings, will be released to BondCo for payment to CenterPoint Houston. Investment earnings in this subaccount may be released earlier in accordance with the indenture.

61.	The capital contribution to BondCo will be funded by CenterPoint Houston. To ensure that ratepayers receive the appropriate benefit from the securitization approved in this Financing Order, the proceeds from the sale of the system restoration bonds should not be applied towards this capital contribution. Because CenterPoint Houston funds the capital subaccount, CenterPoint Houston should receive the investment earnings on that capital from time to time and should receive return of that capital after all system restoration bonds have been paid.

c.	The Excess Funds Subaccount

62.	The excess funds subaccount will hold any system restoration charge remittances and investment earnings on the collection account (other than earnings attributable to the capital subaccount and released under the terms of the indenture) in excess of the amounts needed to pay current principal and interest on the system restoration bonds and to pay ongoing costs related to the system restoration bonds (including, but not limited to, replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the Periodic Payment Requirement for purposes of the true-up adjustment. The funds in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the system restoration bonds and other ongoing costs relating to the system restoration bonds.

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d.	Other Subaccounts

63.	Other credit enhancements in the form of subaccounts may be utilized for the securitization transaction provided that the Commission’s designated representative and CenterPoint Houston agree in advance that such enhancements provide benefits greater than their tangible and intangible costs. For example, CenterPoint Houston does not propose use of an overcollateralization subaccount as was approved in Docket Nos. 21665 and 30485 in connection with CenterPoint Houston’s first two securitizations. Under Rev. Proc. 2002-49, as clarified by Rev. Proc. 2005-61 and 2005-62 issued by the Internal Revenue Service (IRS), the use of an overcollateralization subaccount is no longer necessary for favorable tax treatment nor does it appear to be necessary to obtain AAA ratings for the proposed system restoration bonds. However, if the Commission’s designated representative and CenterPoint Houston subsequently agree that use of an overcollateralization subaccount or other subaccount is necessary to obtain the required tax treatment or AAA ratings or will otherwise increase the tangible and quantifiable benefits of the securitization, CenterPoint Houston may implement such subaccounts in order to reduce system restoration charges.

8.	General Provisions

64.

The collection account and the subaccounts described in findings of fact 58 through 63 are intended to provide for full and timely payment of scheduled principal and interest on the system restoration bonds and all other components of the Periodic Payment Requirement. If the amount of system restoration charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the system restoration bonds and to make payment on all of the other components of the Periodic Payment Requirement, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount due to such withdrawals must be replenished on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources (i.e. amounts received from REPs), or to be used for specified purposes. Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture.

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Upon the maturity of the system restoration bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to BondCo and equivalent amounts will be credited by CenterPoint Houston to its customers consistent with PURA § 39.262(g). The servicer, on behalf of BondCo, will distribute to REPs and other entities responsible for collection of system restoration charges from retail consumers, the final balance of the general fund, excess funds subaccount, and all other subaccounts (except the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other qualified costs have been paid. The amounts will be distributed to each REP and other entity that paid Schedule SRC system restoration charges during the last 12 months that the Schedule SRC system restoration charges were in effect. The amount paid to each REP or other entity will be determined by multiplying the total amount available for distribution by a fraction, the numerator of which is the total Schedule SRC system restoration charges paid by the REP or other entity during the last 12 months Schedule SRC charges were in effect and the denominator of which is the total Schedule SRC system restoration charges paid by all REPs and other entities responsible for collection of system restoration charges from ratepayers during the last 12 months the Schedule SRC system restoration charges were in effect.

65.	The use of a collection account and its subaccounts in the manner proposed by CenterPoint Houston is reasonable, will lower risks associated with the securitization and thus lower the costs to ratepayers, and should, therefore, be approved.

9.	System Restoration Charges—Imposition and Collection, Nonbypassability, and Self-Generation

66.	CenterPoint Houston seeks authorization to impose on and collect from REPs, and from other entities which are required to pay system restoration charges under this Financing Order or Schedule SRC, system restoration charges in an amount sufficient to provide for the timely recovery of its qualified costs approved in this Financing Order (including payment of principal and interest on the system restoration bonds and ongoing costs related to the system restoration bonds).

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67.	System restoration charges will be separately identified on bills presented to REPs.

68.	If a REP or other entity does not pay the full amount it has been billed, the amount paid by the REP or such other entity will first be apportioned between the system restoration charges and other fees and charges (including amounts billed and due in respect of transition charges associated with transition bonds issued under other financing orders), other than late fees, and second, any remaining portion of the payment will be allocated to late fees. This allocation will facilitate a proper balance between the competing claims to this source of revenue in an equitable manner.

69.	The system restoration bonds will have a scheduled final maturity of not longer than 14 years. However, amounts may still need to be recovered after the scheduled final maturity. CenterPoint Houston proposed that the system restoration charges related to a series of system restoration bonds will be recovered over a period of not more than 15 years from the date of issuance of that series of system restoration bonds but that amounts due at or before the end of that period for services rendered during the 15-year period may be collected after the conclusion of the 15-year period.

70.	PURA § 39.303(b) prohibits the recovery of system restoration charges for a period of time that exceeds 15 years. System restoration charges related to a series of system restoration bonds may not be collected after 15 years from the date of issuance of that series of bonds. This restriction does not, however, prevent the recovery of amounts due at the end of such 15-year period for services rendered during such 15-year period.

71.	CenterPoint Houston, acting as servicer, and any subsequent servicer, will collect system restoration charges from REPs serving retail customers located within CenterPoint Houston’s certificated service area as it existed on the date this Financing Order is issued and from other entities which are required to bill, pay, or collect system restoration charges under this Financing Order or the tariffs approved hereby. A retail customer within such area may not avoid system restoration charges by switching to another electric utility, electric cooperative, or municipally-owned utility after the date this Financing Order is issued. However, a customer in a multiply-certificated service area who requests to switch providers on or before the date this Financing Order is issued, and does not do so after such date, will not be responsible for paying system restoration charges.

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72.

A retail consumer may not avoid the payment of system restoration charges by switching to new on-site generation. “New on-site generation” means electric generation capacity greater than 10 megawatts capable of being lawfully delivered to a site without use of utility distribution or transmission facilities and which was not, on or before the date this Financing Order is issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality.[62] If a consumer commences taking energy from new on-site generation that materially reduces the consumer’s use of energy delivered through CenterPoint Houston’s facilities, the consumer will pay an amount each month computed by multiplying the output of the on-site generation utilized to meet the internal electrical requirements of the consumer by the applicable system restoration charges in effect for that month.[63] Any reduction equivalent to more than 12.5% of the consumer’s annual average use of energy delivered through CenterPoint Houston’s facilities will be considered material for this purpose. Payments of the system restoration charges owed by such consumers will be made to the servicer and will be collected in addition to any other charges applicable to services provided to the consumer through CenterPoint Houston’s facilities and any other charges applicable to self-generation.[64]

73.	CenterPoint Houston’s proposal related to imposition and collection of system restoration charges is reasonable and is necessary to ensure collection of system restoration charges sufficient to support recovery of the qualified costs approved in this Financing Order and should be approved. It is reasonable to approve the form of CenterPoint Houston’s Schedule SRC in this Financing Order and require that these tariff provisions be filed before any system restoration bonds are issued pursuant to this Financing Order.

62 PURA § 39.252(b)(1).

63 See PURA § 39.252(b)(2).

64 Id.

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10.	Allocation of Qualified Costs among Texas Retail Consumers

74.	In Docket No. 36918, CenterPoint Houston’s system restoration costs were functionalized and allocated in the same manner the corresponding facilities and related expenses are functionalized and allocated in the company’s current base rates. Accordingly, CenterPoint Houston’s proposal to allocate the Periodic Billing Requirement, defined below, to the five classes of customers receiving distribution service using the allocation factors approved in Docket No. 36918 results in functionalization and allocation of costs in the same manner as corresponding facilities and related expenses are allocated in CenterPoint Houston’s current base rates. These allocation percentages are referred to as the periodic billing requirement allocation factor (PBRAF).

75.	Section 6 of Schedule SRC contains a series of formulas to adjust the class allocation factors if load losses within a given class or group of classes exceed specified thresholds. The formulas are substantively identical to those in transition charge Schedules TC, TC2, and TC3 approved in CenterPoint Houston’s prior securitizations.

76.	The initial PBRAF for each system restoration charge class shall be set out in the Schedule SRC filed with CenterPoint Houston’s issuance advice letter.

77.	New retail consumers will be assigned to the system restoration charge classes listed in Schedule SRC based on the definitions and procedures described in the applicable schedules of CenterPoint Houston’s Tariff.

78.	The initial PBRAFs will remain in effect throughout the life of the system restoration bonds unless a modification is made pursuant to Section 6 of Schedule SRC.

79.	The method of calculating and adjusting PBRAFs as set forth in CenterPoint Houston’s Application and Schedule SRC comply with the requirements of PURA § 36.403(g) and should be approved.

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11.	True-Up of System Restoration Charges

80.	Pursuant to PURA § 39.307, the servicer of the system restoration bonds will make annual adjustments to the system restoration charges to:

(a)	correct any undercollection or overcollection of system restoration charges, including without limitation any caused by REP defaults, during the preceding 12 months; and

(b)	ensure the billing of system restoration charges necessary to generate the collection of amounts sufficient to timely provide all scheduled payments of principal and interest and any other amounts due in connection with the system restoration bonds (including but not limited to ongoing fees and expenses, amounts required to be deposited in or allocated to any collection account or subaccount, indenture trustee indemnities, payments due in connection with any expenses incurred by the indenture trustee or the servicer to enforce bondholder rights and all other payments that may be required pursuant to the waterfall of payments described in the application) during the period for which such adjusted system restoration charges are to be in effect.

Such amounts are referred to as the “Periodic Payment Requirement” and the amounts necessary to be billed to collect such Periodic Payment Requirement are referred to as the “Periodic Billing Requirement.” With respect to any series of system restoration bonds, the servicer will make true-up adjustment filings with the Commission at least annually, within 45 days of the anniversary date of the original issuance of the system restoration bonds of that series.

81.	True-up filings will be based on the cumulative differences, regardless of the reason, between the Periodic Payment Requirement, defined above, and the amount of system restoration charge remittances to the indenture trustee. True-up procedures are necessary to ensure full recovery of amounts sufficient to meet the Periodic Payment Requirements over the expected life of the system restoration bonds. In order to assure adequate system restoration charge revenues to fund the Periodic Payment Requirement and to avoid large overcollections and undercollections over time, the servicer will reconcile the system restoration charges using CenterPoint Houston’s most recent forecast of electricity deliveries (i.e., forecasted billing units) and estimates of transaction-related expenses. The calculation of the system restoration charges will also reflect both a projection of uncollectible system restoration charges and a projection of payment lags between the billing and collection of system restoration charges based upon CenterPoint Houston’s and the REPs’ most recent experience regarding collection of system restoration charges.

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82.	The servicer will make true-up adjustments in the manner described in Section 8 of Schedule SRC. For the residential consumer class it will:

(a)	allocate the upcoming period’s Periodic Billing Requirement, including any undercollection or overcollection of system restoration charges, including, without limitation, any caused by REP defaults, from the preceding period, based on the PBRAFs determined in accordance with Schedule SRC approved in this Financing Order; and

(b)	divide the amount assigned to the residential consumer class in step (a) above by the appropriate forecasted billing units to determine the system restoration charge rate for the residential consumer class for the upcoming period.

For each Non-residential SRC Group as defined in Schedule SRC, an adjustment factor will be computed by dividing (1) the amount assigned to the group in step (a) above by (2) the sum of the existing rates times the forecasted billing determinants for each class in the group. For each class in the group, the system restoration charge for the upcoming period will be the product of the existing system restoration charge times the adjustment factor for the group in which that class resides.

12.	Interim True-Up

83.	In addition to annual true-up adjustments, true-up adjustments may be made by the servicer more frequently at any time during the term of the system restoration bonds to correct any undercollection or overcollection, as provided for in this Financing Order, in order to assure timely payment of system restoration bonds based on rating agency and bondholder considerations. In addition to the foregoing, either of the following two conditions may result in an interim true-up adjustment:

(a)	the servicer determines that expected collection of system restoration charges for the upcoming payment date would result in a difference that is greater than 5% in absolute value, between (i) the actual outstanding principal balances of the system restoration bonds plus amounts on deposit in the excess funds subaccount and (ii) the outstanding principal balances anticipated in the target amortization schedule; or

(b)	to meet a rating agency requirement that any tranche of system restoration bonds be paid in full by its scheduled final payment maturity date.

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84.	In the event an interim true-up is necessary, the interim true-up adjustment should be filed on the fifteenth day of the current month for implementation in the first billing cycle of the following month. In no event would such interim true-up adjustments occur more frequently than every three months if quarterly system restoration bond payments are required or every six months if semi-annual system restoration bond payments are required; provided, however, that interim true-up adjustments for any system restoration bonds remaining outstanding during the fourteenth and fifteenth year after the bonds are issued may occur quarterly.

13.	Adjustment to PBRAFs

85.	Schedule SRC contains detailed procedures for adjustment of PBRAFs to reflect load losses a system restoration charge class or group of system restoration charge classes may suffer.

86.	A proceeding for the purpose of approving an allocation factor adjustment should be conducted in the following manner:

(a)	Any allocation factor adjustment will be made in conjunction with a standard, annual true up. Any such adjustment will be filed with the Commission at least 90 days before the date the proposed adjustment will become effective. The filing will contain the proposed changes to the system restoration charge rates, justification for such changes as necessary to specifically address the cause(s) of the adjustment and a statement of the proposed adjustment date.

(b)	Concurrently with the filing with the Commission, the servicer will notify all parties to this docket of the filing of the proposed adjustment.

(c)	The servicer will issue appropriate notice and the Commission will conduct a contested case proceeding on the allocation adjustment pursuant to PURA § 39.003.

The scope of the proceeding will be limited to determining whether the proposed adjustment complies with this Financing Order. In any true-up proceeding that involves the adjustment of the PBRAFs, all parties in the proceeding shall have the right to challenge the reasonableness of the forecasts of billing determinants proposed as a basis for adjusting the PBRAFs. The Commission will issue a final order by the proposed adjustment date stated in the filing. In the event that the Commission cannot issue an order by that date, the servicer will be permitted to implement its proposed changes. Any modifications subsequently ordered by the Commission will be made by the servicer in the next true-up filing.

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87.	The allocation adjustment procedures contained in Schedule SRC are necessary to avoid inequities, are reasonable, and should be adopted.

14.	Additional True-Up Provisions

88.	The true-up adjustment filing will set forth the servicer’s calculation of the true-up adjustment to the system restoration charges. Except for the allocation adjustment described in findings of fact 85 through 87, the Commission will have 15 days after the date of a true-up adjustment filing in which to confirm the mathematical accuracy of the servicer’s adjustment. Except for the allocation adjustment described above, any true-up adjustment filed with the Commission should be effective on its proposed effective date, which shall be not less than 15 days after filing. Any necessary corrections to the true-up adjustment, due to mathematical errors in the calculation of such adjustment or otherwise, will be made in future true-up adjustment filings.

89.	The true-up procedures contained in Schedule SRC are reasonable and will reduce risks related to the system restoration bonds, resulting in lower system restoration bond charges and greater benefits to ratepayers and should be approved.

90.	The broad-base nature of the true-up mechanism and the pledge of the State of Texas, along with the bankruptcy-remoteness of the special purpose entity and the collection account, will serve to minimize, if not effectively eliminate, for all practical purposes and circumstances, any credit risk.

15.	Designated Representative

91.

In order to ensure, as required by PURA § 39.301, that the structuring and pricing of the system restoration bonds result in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order, the Commission finds that it is necessary for the Commission or its designated representative to have a decision-making role co-equal with CenterPoint Houston with respect to the structuring and pricing of the system restoration bonds and that all matters related to the structuring and

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pricing of the system restoration bonds shall be determined through a joint decision of CenterPoint Houston and the Commission or its designated representative. The Commission’s primary goal is to ensure that the structuring and pricing of the system restoration bonds result in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order.

92.	The Commission or its designated representative must have an opportunity to participate fully and in advance in all plans and decisions relating to the structuring, marketing, and pricing of the system restoration bonds and must be provided timely information as necessary to allow it to participate in a timely manner (including, but not limited to, information prepared for the benefit of rating agencies and information prepared for use in marketing the system restoration bonds to investors).

93.	The Commission or its designated representative shall require a certificate from the bookrunning underwriter(s) confirming that the structuring, marketing, and pricing of the system restoration bonds resulted in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order.

94.	CenterPoint Houston stated that it expected the following transaction documents to be executed in connection with this securitization and that it expected the form of each document to be consistent with those used in its last securitization: Servicing Agreement, Administration Agreement, Indenture, Amended and Restated Limited Liability Company Agreement, Transition Property Servicing Agreement, Transition Property Sale Agreement, and Bill of Sale. The Commission’s designated representative shall be afforded an opportunity to review and comment on these documents before they are finalized. Consistent with the last securitization, CenterPoint Houston requested the right to amend the terms of these transaction documents; provided, however, that no amendment to any such agreement shall increase ongoing qualified costs without the approval of the Commission.

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16.	Lowest System Restoration Bond Charges

95.	CenterPoint Houston has proposed a transaction structure that is expected to include (but is not limited to):

(a)	the use of BondCo as issuer of the system restoration bonds, limiting the risks to system restoration bondholders of any adverse impact resulting from a bankruptcy proceeding of its parent or any affiliate;

(b)	the right to impose and collect system restoration charges that are nonbypassable and which must be trued-up at least annually, but may be trued-up more frequently under certain circumstances, in order to assure the timely payment of the debt service and other ongoing transaction costs;

(c)	additional collateral in the form of a collection account which includes a capital subaccount funded in cash in an amount not less than 0.5% of the original principal amount of the system restoration bonds and other subaccounts resulting in greater certainty of timely payment of principal and interest to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the system restoration bond transaction;

(d)	protection of system restoration bondholders against potential defaults by a servicer or REPs that are responsible for billing and collecting the system restoration charges from existing or future retail consumers;

(e)	specified federal income tax treatment including: (i) the transfer of the rights under this Financing Order to BondCo not resulting in gross income to CenterPoint Energy and the future revenues under the system restoration charges being included in CenterPoint Energy’s gross income under its normal method of accounting; (ii) the issuance of the system restoration bonds and the transfer of the proceeds of the system restoration bonds to CenterPoint Houston not resulting in gross income to CenterPoint Energy; and (iii) the system restoration bonds constituting obligations of CenterPoint Energy;

(f)	the system restoration bonds will be marketed using proven underwriting and marketing processes, through which market conditions and investors’ preferences, with regard to the timing of the issuance, the terms and conditions, expected and legal final maturities, and other aspects of the structuring and pricing will be determined, evaluated, and factored into the structuring and pricing of the system restoration bonds; and

(g)	furnishing timely information to the Commission’s designated representative, to allow the Commission, through the issuance advice letter process, to ensure that the structuring and pricing of the system restoration bonds result in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order.

96.	CenterPoint Houston’s proposed transaction structure is necessary to enable the system restoration bonds to obtain the highest possible bond credit rating, and ensures that the structuring and pricing of the system restoration bonds will result in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order, ensures the greatest benefit to ratepayers consistent with market conditions and the terms of this Financing Order.

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97.	To ensure that ratepayers receive the tangible and quantifiable economic benefits due from the proposed securitization and so that the proposed system restoration bond transaction will be consistent with the financing standards set forth in PURA §§ 36.401, 36.403, 39.301 and 39.303, it is necessary that (i) the issuance advice letter demonstrate that the transaction is expected to provide benefits to customers on both the total revenue (i.e. nominal) and net present value bases when compared to collection of the Securitizable Balance through conventional, non-securitized rates, (ii) the expected final maturity of the last tranche of system restoration bonds does not exceed 14 years (although the legal final maturity of the system restoration bonds may extend to 15 years), (iii) the amortization of the system restoration bonds is structured to produce level residential rates over the term of the system restoration bonds, and (iv) CenterPoint Houston otherwise satisfies the requirements of this Financing Order.

98.	To allow the Commission to fulfill its obligations under PURA related to the securitization approved in this Financing Order, it is necessary for CenterPoint Houston, for each series of system restoration bonds issued, to certify to the Commission that the structure and pricing of that series results in the lowest system restoration bond charges consistent with market conditions at the time that the system restoration bonds are priced and the terms (including the specified amortization pattern) of this Financing Order and, if additional credit enhancements or arrangements to enhance marketability or reduce interest rate risks were used, to certify that they are expected to provide benefits in excess of their cost as required by finding of fact 34 of this Financing Order.

D. Use of Proceeds

99.	Upon the issuance of system restoration bonds, BondCo will use the net proceeds from the sale of the system restoration bonds (after payment of transaction costs) to pay to CenterPoint Houston the purchase price of the transition property.

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100.	The net proceeds from the sale of the transition property (after payment of transaction costs) will be applied by CenterPoint Houston to reduce its recoverable system restoration costs. The proposed accounting entries will result in removal of the regulatory asset representing the distribution portion of recoverable system restoration costs from CenterPoint Houston’s books. The specific application of the proceeds will be determined by market conditions and the company’s expected future expenditures at the time the proceeds are received. Although PURA § 36.401(a) authorizes the use of proceeds to refinance or retire utility debt or equity, specific application of the proceeds will depend on (1) the need to maintain a strong investment grade rating at CenterPoint Houston, (2) the need to remain in compliance with any financial covenants contained in CenterPoint Houston’s financing agreements, and (3) the need to maintain a debt to total capitalization ratio that is no greater than what the Commission has found to be prudent for a Texas electric transmission and distribution utility to maintain. Because several factors will not be known until after the proceeds are received, it is not prudent for CenterPoint Houston to decide the particular usage for the proceeds at this time.

E. Waiver of P.U.C. PROC. R. 22.35(b)(2)

101.	Pursuant to P.U.C. PROC. R. 22.5(b), good cause existed to waive the requirements of P.U.C. PROC. R. 22.35(b)(2) to permit consideration of this proceeding at the Commission’s next regularly scheduled Open Meeting on August 26, 2009.

IV. Conclusions of Law

1.	CenterPoint Houston is a public utility, as defined in PURA § 11.004, and an electric utility, as defined in PURA § 31.002(6).

2.	CenterPoint Houston is entitled to file an application for a financing order under PURA § 36.401.

3.	The Commission has jurisdiction and authority over CenterPoint Houston’s application pursuant to PURA §§ 14.001, 32.001, 36.401–36.406 and 39.301-39.313.

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4.	The Commission has authority to issue this Financing Order under Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA.

5.	Notice of CenterPoint Houston’s application was provided in compliance with the Administrative Procedure Act[65] and P.U.C. PROC. R. 22.54 and 22.55.

6.	This application does not constitute a major rate proceeding as defined by P.U.C. PROC. R. 22.2.

7.	The Settlement Agreement, as modified by this Financing Order, is in the public interest and complies with Commission rules.

8.	Subchapter I of Chapter 36 of PURA allows an electric utility to securitize its system restoration costs as determined in separate proceedings under that Subchapter.

9.	BondCo will be an assignee as defined in PURA § 39.302(1) when an interest in transition property is transferred, other than as security, to BondCo.

10.	The holders of the system restoration bonds and the indenture trustee will each be a financing party as defined in PURA § 39.302(3).

11.	BondCo may issue system restoration bonds in accordance with this Financing Order.

12.	The securitization approved in this Financing Order results in the removal of the regulatory asset representing the distribution-related portion of system restoration costs from CenterPoint Houston’s books and satisfies the requirement of PURA § 36.401(a) dictating that the proceeds of the system restoration bonds shall be used solely for the purposes of reducing the amount of recoverable system restoration costs, including the refinancing or retirement of utility debt or equity.

13.	The securitization approved in this Financing Order satisfies the requirement of PURA § 36.401(b)(2) mandating that the securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of

65 TEX. GOV’T CODE ANN. §§ 2001.001-.902 (Vernon 2008).

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system restoration bonds. Consistent with fundamental financial principles, this requirement can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over the expected life of the system restoration bonds the present value of the revenue requirement associated with non-securitized rates reflecting conventional utility financing with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers.

14.	PURA § 36.402(b) specifies that system restoration costs include carrying costs at the utility’s weighted average cost of capital as last approved by the Commission in a general rate proceeding from the date the system restoration costs were incurred until they are recovered. As a result, for purposes of the present value, nominal revenue, and other financial tests, it is necessary to compute the revenue requirements associated with non-securitized rates reflecting conventional utility financing using a weighted average cost of capital of 11.075%, which is the weighted average cost of capital last approved in a CenterPoint Houston general rate proceeding.

15.	BondCo’s issuance of the system restoration bonds approved in this Financing Order in compliance with the criteria established by this Financing Order satisfies the requirement of PURA § 39.301 prescribing that the structuring and pricing of the system restoration bonds will result in the lowest system restoration bond charges consistent with market conditions and the terms of this Financing Order.

16.	The amount approved in this Financing Order for securitization does not exceed the present value of the revenue requirement over the life of the proposed system restoration bonds approved in this Financing Order that are associated with the costs sought to be securitized, as required by PURA § 39.301.

17.	The securitization approved in this Financing Order satisfies the requirements of PURA § 39.303(a) directing that the total amount of revenues to be collected under this Financing Order be less than the revenue requirement that would be recovered using conventional financing methods and that this Financing Order be consistent with the standards of PURA § 39.301.

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18.	Under PURA §§ 36.401, 36.403, 39.301 and 39.303, the Commission has the ability to prohibit different financial options relating to the system restoration bonds if the evidence supports the finding that the financial option will not or is unlikely to result in the lowest system restoration bonds charges consistent with market conditions.

19.	This Financing Order adequately details the amount to be recovered and the period over which CenterPoint Houston will be permitted to recover nonbypassable system restoration charges in accordance with the requirements of PURA § 36.403. System restoration charges related to a series of system restoration bonds may not be collected after 15 years from the date of issuance of that series of bonds. This provision does not preclude the servicer from recovering system restoration charges attributable to service rendered during the 15-year period but remaining unpaid at the end of the 15-year period.

20.	The method approved in this Financing Order for collecting and allocating the system restoration charges satisfies the requirement of PURA § 36.403(g), that the costs be functionalized and allocated to customers in the same manner as the corresponding facilities and related expense are functionalized and allocated in the utility’s current base rates.

21.	As provided in PURA § 39.303(d), this Financing Order, together with the system restoration charges authorized by this Financing Order, is irrevocable and not subject to reduction, impairment, or adjustment by further act of the Commission, except for the true-up procedures approved in this Financing Order, as required by PURA § 39.307; provided, however, that such irrevocability shall not preclude the Commission from extending the deadline for issuance of system restoration bonds if requested to do so by CenterPoint Houston.

22.	As provided in PURA § 39.304(a), the rights and interests of CenterPoint Houston or its successor under this Financing Order, including the right to impose, collect, and receive the system restoration charges authorized in this Financing Order, are assignable and shall become transition property when they are first transferred to BondCo.

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23.	The rights, interests and property conveyed to BondCo in the Transition Property Sale Agreement and the related Bill of Sale, including the irrevocable right to impose, collect, and receive system restoration charges and the revenues and collections from system restoration charges will be “transition property” within the meaning of PURA §§ 39.302(8) and 39.304.

24.	Transition property will constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of the system restoration charges depend on further acts by CenterPoint Houston or others that have not yet occurred, as provided by PURA § 39.304(b).

25.	All revenues and collections resulting from the system restoration charges will constitute proceeds only of the transition property arising from this Financing Order, as provided by PURA § 39.304(c).

26.	The bond proceeds may be used only for the purposes of reducing the amount of recoverable system restoration costs. PURA § 36.401(a) further authorizes, but does not require, the use of bond proceeds to refinance or retire utility debt or equity.

27.	Upon the transfer by CenterPoint Houston of the transition property to BondCo, BondCo will have all of the rights, title, and interest of CenterPoint Houston with respect to such transition property including the right to impose, collect, and receive the system restoration charges authorized by this Financing Order.

28.	The system restoration bonds issued pursuant to this Financing Order will be “transition bonds” within the meaning of PURA § 36.403(e) and the system restoration bonds and holders thereof are entitled to all of the protections provided under Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA.

29.	The system restoration charges paid by the REPs to the servicer as system restoration charges pursuant to this Financing Order are “transition charges” as defined in PURA §§ 36.403(f) and 39.302(7).

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30.	The amounts collected from retail consumers who purchase electricity from a REP are “transition charges” as defined in PURA §§ 36.403(f) and 39.302(7), to the extent that such amounts are attributable to system restoration charges billed to the REPs by the servicer, whether or not such charges are set out as a separate line-item on the retail consumer’s bill.

31.	Any payment of system restoration charges by a retail consumer to its REP or directly to the servicer will discharge the retail consumer’s obligations in respect of that payment, but will not discharge the obligations of any REP to remit such payments to the servicer of the system restoration bonds on behalf of BondCo or an assignee or its obligations to pay amounts determined through subsequent true-up adjustments.

32.	As provided in PURA § 39.305, the interests of an assignee, the holders of system restoration bonds, and the indenture trustee in transition property and in the revenues and collections arising from that property are not subject to setoff, counterclaim, surcharge, or defense by CenterPoint Houston or any other person or in connection with the bankruptcy of CenterPoint Houston or any other entity.

33.	The methodology approved in this Financing Order to true-up the system restoration charges satisfies the requirements of PURA §§ 36.401 and 39.307.

34.	If and when CenterPoint Houston transfers to BondCo the right to impose, collect, and receive the system restoration charges and to issue the system restoration bonds, the servicer will be able to recover the system restoration charges associated with such transition property only for the benefit of BondCo and the holders of the system restoration bonds in accordance with the servicing agreement.

35.

If and when CenterPoint Houston transfers its rights under this Financing Order to BondCo under an agreement that expressly states that the transfer is a sale or other absolute transfer in accordance with the true-sale provisions of PURA § 39.308, then, pursuant to that statutory provision, that transfer will be a true sale of an interest in transition property and not a secured transaction or other financing arrangement and title, legal and equitable, to the transition property will pass to BondCo. As provided by

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PURA § 39.308, this true sale shall apply regardless of whether the purchaser has any recourse against the seller, or any other term of the parties’ agreement, including the seller’s retention of an equity interest in the transition property, CenterPoint Houston’s role as the collector of system restoration charges relating to the transition property, or the treatment of the transfer as a financing for tax, financial reporting, or other purposes.

36.	As provided in PURA § 39.309(b), a valid and enforceable lien and security interest in the transition property in favor of the holders of the system restoration bonds or a trustee on their behalf will be created by this Financing Order and the execution and delivery of a security agreement with the holders of the system restoration bonds or a trustee on their behalf in connection with the issuance of the system restoration bonds. The lien and security interest will attach automatically from the time value is received for the system restoration bonds and, on perfection through the filing of notice with the Secretary of State in accordance with the rules prescribed by the Secretary of State under PURA § 39.309(d), will be a continuously perfected lien and security interest in the transition property and all proceeds of the transition property, whether accrued or not, will have priority in the order of filing and will take precedence over any subsequent judicial or other lien creditor.

37.	As provided in PURA § 39.309(c), the transfer of an interest in transition property to an assignee will be perfected against all third parties, including subsequent judicial or other lien creditors, when this Financing Order becomes effective, transfer documents have been delivered to that assignee, and a notice of that transfer has been filed in accordance with the rules prescribed by the Secretary of State under PURA § 39.309(d); provided, however, that if notice of the transfer has not been filed in accordance with this process within 10 days after the delivery of transfer documentation, the transfer of the interest will not be perfected against third parties until the notice is filed. The transfer to BondCo of CenterPoint Houston’s rights under this Financing Order will be a transfer of an interest in transition property for purposes of PURA § 39.309(c).

38.	As provided in PURA § 39.309(e), the priority of a lien and security interest perfected in accordance with PURA § 39.309 will not be impaired by any later change in the system

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restoration charges pursuant to PURA § 39.307 or by the commingling of funds arising from system restoration charges with other funds, and any other security interest that may apply to those funds will be terminated when they are transferred to a segregated account for an assignee or a financing party. To the extent that system restoration charges are not collected separately from other funds owed by REPs, the amounts to be remitted to such segregated account for an assignee or a financing party may be determined according to system-wide charge off percentages, collection curves or such other reasonable methods of estimation, as are set forth in the servicing agreement.

39.	As provided in PURA § 39.309(e), if transition property is transferred to an assignee, any proceeds of the transition property will be treated as held in trust for the assignee.

40.	As provided in PURA § 39.309(f), if a default or termination occurs under the system restoration bonds, the financing parties or their representatives may foreclose on or otherwise enforce their lien and security interest in any transition property as if they were secured parties under Chapter 9, Texas Business and Commerce Code, and, upon application by or on behalf of the financing parties, the Commission may order that amounts arising from the system restoration charges be transferred to a separate account for the financing parties’ benefit, to which their lien and security interest may apply.

41.	As provided in PURA § 39.309(f), if a default or termination occurs under the system restoration bonds, on application by or on behalf of the financing parties, a district court of Travis County, Texas shall order the sequestration and payment to those parties of revenues arising from the system restoration charges.

42.	As provided by PURA § 39.310, the system restoration bonds authorized by this Financing Order are not a debt or obligation of the State of Texas and are not a charge on its full faith and credit or taxing power.

43.

Pursuant to PURA § 39.310, the State of Texas has pledged for the benefit and protection of all financing parties and CenterPoint Houston, that it will not take or permit any action that would impair the value of the transition property, or, except as permitted by PURA § 39.307, reduce, alter, or impair the system restoration charges to be imposed, collected,

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and remitted to any financing parties, until the principal, interest, and any other charges incurred and contracts to be performed in connection with the system restoration bonds have been paid and performed in full. BondCo, in issuing system restoration bonds, is authorized pursuant to PURA § 39.310 and this Financing Order to include this pledge in any documentation relating to the system restoration bonds.

44.	As provided in PURA § 39.311, transactions involving the transfer and ownership of the transition property and the receipt of system restoration charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.

45.	This Financing Order will remain in full force and effect and unabated notwithstanding the bankruptcy of CenterPoint Houston, its successors, or assignees.

46.	CenterPoint Houston retains sole discretion regarding whether or when to assign, sell, or otherwise transfer the rights and interests created by this Financing Order or any interest therein, or to cause the issuance of any system restoration bonds authorized by this Financing Order, subject to the right of the Commission or its designated representative to have a decision-making role co-equal with CenterPoint Houston to approve or disapprove the proposed pricing, marketing, and structuring of the system restoration bonds as set out in Ordering Paragraph 27, and subject to the Commission’s authority through the issuance advice letter process to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

47.	This Financing Order is final, is not subject to rehearing by this Commission, and is not subject to review or appeal except as expressly provided in PURA §§ 36.405(g) and 39.303(f). The finality of this Financing Order is not impaired in any manner by the participation of the Commission through its designated representative in any decisions related to issuance of the system restoration bonds or by the Commission’s review of or issuance of an order related to the issuance advice letter required to be filed with the Commission by this Financing Order.

48.	This Financing Order meets the requirements for a financing order under Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA.

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49.	The true-up mechanism and all other obligations of the State of Texas and the Commission set forth in this Financing Order are direct, explicit, irrevocable, and unconditional upon issuance of the system restoration bonds and are legally enforceable against the State of Texas and the Commission.

50.	The requirements for informal disposition pursuant to P.U.C. PROC. R. 22.35 have been met in this proceeding except for subsection (b)(2) that requires the proposed order to be served on all parties no less than 20 days before the Commission is scheduled to consider the application in an open meeting. Under P.U.C. PROC. R. 22.5(b), good cause exists to waive the requirements of P.U.C. PROC. R. 22.35(b)(2).

V. Ordering Paragraphs

Based upon the record, the findings of fact and conclusions of law set forth herein, and for the reasons stated above, this Commission orders:

A. Approval

1.	Approval of Application. The Settlement Agreement and the application of CenterPoint Houston for the issuance of a financing order under PURA §§ 36.403 and 39.303, as modified by the Settlement Agreement are approved, as provided in this Financing Order. CenterPoint Houston’s application and accompanying testimony and schedules, proof of publication, and Affidavit of Walter L. Fitzgerald in Support of Settlement are incorporated into the record pursuant to this Financing Order.

2.

Authority to Securitize. CenterPoint Houston is authorized in accordance with this Financing Order to securitize and to cause the issuance of system restoration bonds with a principal amount equal to the sum of (a) the Securitizable Balance at the time the system restoration bonds are issued plus (b) up-front qualified costs, which are capped pursuant to this Financing Order at $6,117,956 plus (i) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability as discussed in Ordering Paragraphs 6 and 23, (ii) the cost of the Commission’s financial advisor, if any, and any additional costs incurred by CenterPoint Houston to comply with the requests and

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recommendations of the Commission’s financial advisor, and (iii) any costs incurred by CenterPoint Houston if this Financing Order is appealed. The “Securitizable Balance” as of any given date is equal to the balance of distribution-related system restoration costs as determined in Docket No. 36918 plus carrying costs accruing at 11.075% from August 31, 2009, through the date the system restoration bonds are issued and minus all insurance proceeds, government grants and other sources of funding that compensate CenterPoint Houston for the distribution-related system restoration costs determined in Docket No. 36918. If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the Periodic Billing Requirement for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with interest, if any, earned from the investment of such funds) and such unused funds (together with such interest) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment. If the final up-front qualified costs are more than the up-front qualified costs included in the principal amount securitized, CenterPoint Houston may request recovery of the remaining up-front qualified costs through a surcharge to CenterPoint Houston’s rates for service at distribution voltage; provided, however, CenterPoint Houston may not request recovery of amounts that would cause the aggregate recoverable amounts for such costs to exceed the cap on up-front qualified costs set forth in this Financing Order.

3.	Accumulated Deferred Federal Income Tax. CenterPoint Houston shall calculate and place into effect, on the same date that the system restoration charges become effective, the ADFIT Credit as described in finding of fact 8. Any adjustment to the ADFIT Credit, if any, shall be made through a separate filing submitted by CenterPoint Houston at the same time it submits the system restoration charge adjustment filing and using the same allocation factors and billing determinants as the system restoration charge adjustment filing. ADFIT benefits associated with such system restoration costs shall not be applied to reduce the Securitizable Balance or used to reduce rate base in future proceedings. The ADFIT Credit and obligation to provide the ADFIT Credit shall not be transferred to the special purpose entity being created to issue the bonds, shall not be or become “transition property” as defined in PURA § 39.302(8) but shall be and remain a separate unsecuritized rate credit of CenterPoint Houston.

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4.	Recovery of System Restoration Charges. CenterPoint Houston shall impose on, and the servicer shall collect from, all REPs serving existing or future retail electric consumers which are located within CenterPoint Houston’s certificated service area as it exists on the date of this Financing Order and take service at distribution voltage and other entities which, under the terms of this Financing Order or Schedule SRC are required to pay or collect system restoration charges, as provided in this Financing Order, system restoration charges in an amount sufficient to provide for the timely recovery of its aggregate qualified costs detailed in this Financing Order (including payment of principal and interest on the system restoration bonds). REPs shall pay the system restoration charges billed to them whether or not they collect the system restoration charges from their customers.

5.	Provision of Information. CenterPoint Houston shall take all necessary steps to ensure that the Commission or its designated representative is provided sufficient and timely information to allow the Commission or its designated representative to fully participate in and exercise its decision making authority over the proposed securitization as provided in this Financing Order.

6.

Issuance Advice Letter. CenterPoint Houston shall submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date of marketing of the system restoration bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff shall provide CenterPoint Houston comments and recommendations regarding the adequacy of the information provided. Not later than the end of the first business day after pricing of the system restoration bonds and prior to issuance of the system restoration bonds, CenterPoint Houston, in consultation with the Commission acting through its designated representative, shall file with the Commission an issuance advice letter in substantially the form of the issuance advice letter attached as Appendix A to this Financing Order. As part of the issuance advice letter, an officer of CenterPoint Houston shall provide a certification worded precisely as the statement in the form of issuance advice letter approved by the Commission. The issuance advice letter shall be completed, shall evidence the actual dollar amount of the initial system restoration charges and other information specific to the system restoration bonds to be

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issued, and shall certify to the Commission that the structure and pricing of that series results in the lowest system restoration bond charges consistent with market conditions at the time that the system restoration bonds are priced, and the terms set out in this Financing Order. At the time the issuance advice letter is filed, CenterPoint Houston shall submit a calculation of the ADFIT Credits using the form of tariff approved in this Financing Order pursuant to the Settlement Agreement and the terms of this Financing Order. In addition, if original issue discount, additional credit enhancements, or arrangements to reduce interest rate risks or enhance marketability are used, the issuance advice letter shall include certification that the original issue discount, additional credit enhancements, or other arrangements are reasonably expected to provide benefits as required by this Financing Order. All amounts that require computation shall be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and Schedule SRC approved in this Financing Order. Electronic spreadsheets with the formulas supporting the schedules contained in the issuance advice letter shall be included with such letter. The Commission’s review of the issuance advice letter shall be limited to the arithmetic accuracy of the calculations and to compliance with PURA, this Financing Order, and the requirements that are contained in the issuance advice letter. The initial system restoration charges and the final terms of the system restoration bonds set forth in the issuance advice letter shall become effective on the date of issuance of the system restoration bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with PURA and this Financing Order.

7.

Approval of Tariffs. The form of the Schedule SRC tariff, attached as Appendix B to this order, and the ADFIT Credit tariff, attached as Appendix D to this order, are approved and will become effective on the date the system restoration bonds are issued. Prior to the issuance of any system restoration bonds under this Financing Order, CenterPoint Houston shall file tariffs that conform to the form of the Schedule SRC tariff and ADFIT Credit tariff attached to this Financing Order. CenterPoint Houston will begin billing the Schedule SRC system restoration charges and providing credits under

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the ADFIT Credit tariff on the first meter reading day after the issuance of the system restoration bonds. For example, if the system restoration bonds are issued on a Wednesday, then the meters read on the next day, Thursday, will be billed for one day of system restoration charges; meters read two days later, Friday, will be billed for two days of system restoration charges, etc. This billing amount will be calculated by using the customer’s billing determinant for that month (i.e. kVA or kWh) and multiplying it by the appropriate Schedule SRC system restoration charges and ADFIT credits. The resulting dollar amount will then be multiplied by a proration factor. The proration factor will be calculated by dividing the number of days the meter reading occurs past the restoration bond issuance date by the total number of days in the customer’s billing cycle. For example, if the meter was read nine days after the restoration bond issuance date and the billing cycle was thirty days long, the proration factor would be 30% (9/30 = .30, or 30%). All system restoration charges and ADFIT credits will be prorated in this manner until all days in the billing cycle occur after the restoration bond issuance date, after which system restoration charges and ADFIT credits will apply to all usage. In a similar fashion, Schedule SRC and the ADFIT Credit will be prorated commensurate with any subsequent periodic adjustments or annual reconciliations.

B. System Restoration Charges

8.

Imposition and Collection. CenterPoint Houston is authorized to impose on, and the servicer is authorized to collect from, REPs serving all existing and future retail consumers that are served at distribution voltage and are located within CenterPoint Houston’s certificated service area as it existed on the date this Financing Order is issued, and other entities which, under the terms of this Financing Order or Schedule SRC are required to pay or collect system restoration charges, system restoration charges in an amount sufficient to provide for the timely recovery of the aggregate Periodic Payment Requirement (including payment of principal and interest on the system restoration bonds), as approved in this Financing Order. If there is a shortfall in payment of an amount billed, the amount paid shall first be apportioned between the system restoration charges and other fees and charges (including transition charges attributable to the transition bonds issued in October 2001 pursuant to the financing order in Docket

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No. 21665, and the transition bonds issued in December 2005 pursuant to the financing order in Docket No. 30485 and the transition bonds issued in February 2008 pursuant to the financing order in Docket No. 34448), other than late fees, and second, any remaining portion of the payment shall be allocated to late fees.

9.	BondCo’s Rights and Remedies. Upon the transfer by CenterPoint Houston of the transition property to BondCo, BondCo shall have all of the rights, title, and interest of CenterPoint Houston with respect to such transition property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize disconnection of electric service and to assess and collect any amounts payable by any retail consumer in respect of the transition property.

10.	Collector of System Restoration Charges. CenterPoint Houston or any subsequent servicer of the system restoration bonds shall bill a consumer’s REP for the system restoration charges attributable to that consumer and the REP shall pay to the servicer of the system restoration bonds the amount billed for system restoration charges less the applicable charge-off allowance as provided in finding of fact 53(j) whether or not the REP has collected the system restoration charges from its customers.

11.	Collection Period. The system restoration charges related to a series of system restoration bonds shall be designed to be collected over the expected life of the system restoration bonds. However, to the extent that any amounts are not recovered at the end of this period, CenterPoint Houston may continue to recover them over a period ending not more than 15 years from the date of issuance of that series of system restoration bonds. Amounts remaining unpaid after this 15-year period may be recovered but only to the extent that the charges are attributable to electric services rendered during the 15-year period.

12.	Allocation. CenterPoint Houston shall allocate the system restoration charges among retail consumer classes in the manner described in this Financing Order and Schedule SRC.

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13.	Nonbypassability. CenterPoint Houston and any other entity providing electric distribution services and any REP providing services to any retail consumer within CenterPoint Houston’s certificated service area as it existed on the date this Financing Order is issued are entitled to collect and must remit, consistent with this Financing Order, the system restoration charges from such retail consumers including certain retail consumers that switch to certain new on-site generation as described in finding of fact 72, and such retail consumers are required to pay such system restoration charges. The Commission will ensure that such obligations are undertaken and performed by CenterPoint Houston, any other entity providing electric distribution services within CenterPoint Houston’s certificated service area as it exists on the date this Financing Order is issued and any REP providing services to any retail consumer within such certificated service area.

14.	True-Ups. True-ups of the system restoration charges, including any required adjustments to PBRAFs, shall be undertaken and conducted as described in Schedule SRC. The servicer shall file the true-up in a compliance docket and shall give notice of the filing to all parties in this docket.

15.	Ownership Notification. Any entity that bills system restoration charges to retail consumers shall, at least annually, provide written notification to each retail consumer for which the entity bills system restoration charges that the system restoration charges are the property of BondCo and not of the entity issuing such bill. In addition, the entity that bills system restoration charges to retail consumers shall include on its invoices a statement that all or part of the receivable reflected on the invoice has been or may be assigned.

C. System Restoration Bonds

16.	Issuance. BondCo is authorized to issue system restoration bonds as specified in this Financing Order. The ongoing qualified costs described in Appendix C may be recovered directly through the system restoration charges. The system restoration bonds shall be denominated in U.S. Dollars.

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17.	Up-Front Qualified Costs. CenterPoint Houston may securitize up-front qualified costs in accordance with the terms of this Financing Order, which provide that the total amount for up-front qualified cost shall not exceed $6,117,956 plus (i) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability as discussed in Ordering Paragraphs 6 and 23, (ii) the cost of the Commission’s financial advisor, if any, and any additional costs incurred by CenterPoint Houston to comply with the requests and recommendations of the Commission’s financial advisor, and (iii) any costs incurred by CenterPoint Houston if this Financing Order is appealed. No individual cap will apply to any component of up-front qualified costs included in the $6,117,956.

18.	Ongoing Qualified Costs. CenterPoint Houston may recover its actual ongoing qualified costs (including amounts required to provide a return on the portion, if any, of capital contributions in excess of 0.5% of the original principal amount of each series of bonds, as described in finding of fact 60) through its system restoration charges subject to the cap on the servicing and administrative fees (which is applicable as long as CenterPoint Houston serves as servicer and administrator) as set forth in Ordering Paragraphs 29 and 30 and Appendix C to this Financing Order. Ongoing costs other than the servicing and administration fees of CenterPoint Houston as servicer and administrator are not capped by this Financing Order. The amount of ongoing qualified costs is subject to updating in the issuance advice letter to reflect a change in the size of the system restoration bond issuance and any decision to issue the system restoration bonds in more than one series and other information available at the time of submission of the issuance advice letter. As provided in Ordering Paragraph 29, a servicer other than CenterPoint Houston may collect a higher servicing fee than that set forth in Appendix C to this Financing Order if such higher fee is approved by the Commission and the indenture trustee.

19.	Refinancing. CenterPoint Houston or any assignee may apply for one or more new financing orders pursuant to PURA § 39.303(g).

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20.	Collateral. All transition property and other collateral shall be held and administered by the indenture trustee pursuant to the indenture as described in CenterPoint Houston’s application. BondCo shall establish a collection account with the indenture trustee as described in the application and findings of fact 58 through 63. Upon payment of the principal amount of all system restoration bonds issued pursuant to this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, other than amounts in the capital subaccount (including investment earnings therein), and any amounts required to replenish the capital subaccount shall be released by the indenture trustee to the servicer. CenterPoint Houston shall notify the Commission within 30 days after the date that these funds are eligible to be released of the amount of such funds available for crediting to the benefit of ratepayers.

21.	Distribution Following Repayment. Following repayment of the system restoration bonds authorized in this Financing Order and release of the funds held by the indenture trustee, the servicer, on behalf of BondCo, shall distribute to REPs and other entities responsible for collection of system restoration charges from retail consumers, the final balance of the general fund, excess funds subaccount, and all other subaccounts (except the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other qualified costs have been paid. The amounts shall be distributed to each REP and other entity that paid Schedule SRC system restoration charges during the last 12 months that the Schedule SRC system restoration charges were in effect. The amount paid to each REP or other entity shall be determined by multiplying the total amount available for distribution by a fraction, the numerator of which is the total Schedule SRC system restoration charges paid by the REP or other entity during the last 12 months Schedule SRC charges were in effect and the denominator of which is the total Schedule SRC system restoration charges paid by all REPs and other entities responsible for collection of system restoration charges from ratepayers during the last 12 months the Schedule SRC system restoration charges were in effect.

22.

Funding of Capital Subaccount. The capital contribution by CenterPoint Houston to BondCo to be deposited into the capital subaccount shall, with respect to each series of system restoration bonds, be funded by CenterPoint Houston and not from the proceeds of the sale of system restoration bonds. Upon payment of the principal amount of all

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system restoration bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, including investment earnings, shall be released to BondCo for payment to CenterPoint Houston. Investment earnings in this subaccount may be released earlier in accordance with the indenture.

23.	Original Issue Discount and Credit Enhancement. CenterPoint Houston may provide original issue discount or provide for various forms of credit enhancement including letters of credit, reserve accounts, overcollateralization account, surety bonds, and other mechanisms designed to promote the credit quality or marketability of the system restoration bonds to the extent not prohibited by this Financing Order. The decision to use such arrangements to enhance credit or promote marketability shall be made in conjunction with the Commission acting through its designated representative. CenterPoint Houston may not enter into an interest-rate swap, currency hedge, or other hedging arrangement. CenterPoint Houston may include the costs of original issue discount, credit enhancements, or other arrangements to promote credit quality or marketability in qualified costs only if CenterPoint Houston certifies that such arrangements are reasonably expected to provide benefits greater than their cost and such certifications are agreed with by the Commission’s designated representative. CenterPoint Houston shall not be required to enter into any arrangements to promote credit quality or marketability unless all related costs and liabilities can be included in qualified costs. CenterPoint Houston and the Commission’s designated representative shall evaluate the relative benefits of the arrangements in the same way that benefits are quantified under the tangible and quantifiable benefits test. This Ordering Paragraph does not apply to the collection account or its subaccounts approved in this Financing Order.

24.	Annual Weighted Average Interest Rate of Bonds. The effective annual weighted average interest rate of the system restoration bonds, excluding up-front and ongoing costs, shall not exceed 10.60% on an annual basis.

25.	Life of Bonds. The expected final maturity of the system restoration bonds authorized by this Financing Order shall not exceed 14 years.

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26.	Amortization Schedule. The Commission approves, and the system restoration bonds shall be structured to provide, system restoration charges that are designed to produce essentially level residential rates over the period of recovery if the actual year-to-year changes in residential load match the changes forecast at the time the bonds are structured. If the system restoration bonds are issued in more than one series, each series must meet the levelized charge requirement.

27.	Commission Participation in Bond Issuance. The Commission, acting through its designated representative, shall participate directly with CenterPoint Houston in negotiations regarding the structuring, marketing, and pricing of the system restoration bonds, and shall have equal rights with CenterPoint Houston to approve or disapprove the proposed pricing, marketing, and structuring of the system restoration bonds. The Commission’s designated representative shall have the right to participate fully and in advance regarding all aspects of the structuring, marketing, and pricing of the system restoration bonds (and all parties shall be notified of the designated representative’s role) and shall be provided timely information that is necessary to fulfill its obligation to the Commission. The Commission expects its designated representative to advise the Commission of any proposal that does not comply in any material respect with the criteria established in this Financing Order and to promptly inform CenterPoint Houston and the Commission of any items that, in the designated representative’s opinion, are not reasonable. Although this Financing Order is written in the context of an underwritten offering, nothing herein shall be construed to preclude issuance of the system restoration bonds through a competitive bid offering or private placement if CenterPoint Houston and the Commission’s designated representative agree that CenterPoint Houston should do so. The Commission’s designated representative shall notify CenterPoint Houston and the Commission no later than 12:00 p.m. CST on the second business day after the Commission’s receipt of the issuance advice letter for each series of system restoration bonds whether the structuring, marketing, and pricing of that series of system restoration bonds comply with the criteria established in this Financing Order.

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28.	Use of BondCo. CenterPoint Houston shall use BondCo, a special purpose entity as proposed in its application, in conjunction with the issuance of any system restoration bonds authorized under this Financing Order. BondCo shall be funded by CenterPoint Houston with an amount of capital that is sufficient for BondCo to carry out its intended functions and to avoid the possibility that CenterPoint Houston would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo. CenterPoint Houston may create more than one BondCo in which event the rights, structure, and restrictions described in this Financing Order with respect to BondCo would be applicable to each such purchaser of transition property to the extent of the transition property sold to it and the system restoration bonds issued by it.

D. Servicing

29.

Servicing Agreement. The Commission authorizes CenterPoint Houston to enter into a servicing agreement with BondCo and to perform the servicing duties approved in this Financing Order. Without limiting the foregoing, in its capacity as initial servicer of the transition property, CenterPoint Houston is authorized to calculate, bill, and collect for the account of BondCo, the system restoration charges initially authorized in this Financing Order, as adjusted from time to time to meet the Periodic Payment Requirements as provided in this Financing Order; and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the annual and interim true-ups described in this Financing Order. The servicer shall be entitled to collect servicing fees in accordance with the provisions of the servicing agreement, provided that, as set forth in Appendix C, (i) the annual servicing fee payable to CenterPoint Houston while it is serving as servicer (or to any other servicer affiliated with CenterPoint Houston) shall not at any time exceed 0.05% of the original principal amount of the system restoration bonds. The annual servicing fee payable to any other servicer not affiliated with CenterPoint Houston shall not at any time exceed 0.6% of the original principal amount of the system restoration bonds unless such higher rate is approved by the Commission pursuant to Ordering Paragraph 32. The servicing agreement for this securitization shall contain a recital clause that the Commission, or its attorney, will enforce the servicing agreement for the benefit of Texas ratepayers to the extent permitted by law. The servicing agreement for this securitization shall also include a provision that CenterPoint Houston shall indemnify the Commission (for the

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benefit of retail consumers) in connection with any increase in servicing fees that become payable as a result of a default resulting from CenterPoint Houston’s willful misconduct, bad faith, or negligence in performance of its duties or observance of its covenants under the servicing agreement. The indemnity will be enforced by the Commission but will not be enforceable by any REP or retail consumer.

30.	Administration Agreement. The Commission authorizes CenterPoint Houston to enter into an administration agreement with BondCo to provide the services covered by the administration agreements in CenterPoint Houston’s prior securitization transactions. The fee charged by CenterPoint Houston as administrator under that agreement shall not exceed $100,000 per annum per BondCo plus reimbursable third party costs.

31.	Servicing and Administration Agreement Revenues. The servicing and administrative fees collected by CenterPoint Houston, or any affiliate of CenterPoint Houston, acting as either servicer or administrator under the servicing agreement or administration agreement, shall be included as a revenue credit and reduce revenue requirements in each subsequent CenterPoint Houston base rate case. The expenses incurred by CenterPoint Houston or such affiliate to perform obligations under the servicing agreement and administration agreement shall likewise be included as a cost of service in each CenterPoint Houston base rate case.

32.	Replacement of CenterPoint Houston as Servicer. Upon the occurrence of an event of default under the servicing agreement relating to CenterPoint Houston’s performance of its servicing functions with respect to the system restoration charges, the financing parties may replace CenterPoint Houston as the servicer in accordance with the terms of the servicing agreement. If the servicing fee of the replacement servicer will exceed the applicable maximum servicing fee specified in Ordering Paragraph 29, the replacement servicer shall not begin providing service until (i) the date the Commission approves the appointment of such replacement servicer or (ii) if the Commission does not act to either approve or disapprove the appointment, the date which is 45 days after notice of appointment of the replacement servicer is provided to the Commission. No entity may replace CenterPoint Houston as the servicer in any of its servicing functions with respect to the system restoration charges and the transition property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the system restoration bonds to be suspended, withdrawn or downgraded.

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33.	Amendment of Agreements. The parties to the Servicing Agreement, Indenture, Administration Agreement, and Transition Property Sale Agreement may amend the terms of such agreements; provided, however, that no amendment to any such agreement shall increase the ongoing qualified costs without the approval of the Commission. Any amendment that does not increase the ongoing qualified costs shall be effective without prior Commission approval. Any amendment to any such agreement that may have the effect of increasing ongoing qualified costs shall be provided by BondCo to the Commission along with a statement as to the possible effect of the amendment on the ongoing qualified costs. The amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Commission unless the Commission issues an order disapproving the amendment within a 30-day period.

34.	Collection Terms. The servicer shall remit collections of the system restoration charges to BondCo or the indenture trustee for BondCo’s account in accordance with the terms of the servicing agreement.

35.	Contract to Provide Service. To the extent that any interest in the transition property created by this Financing Order is assigned, sold, or transferred to an assignee, CenterPoint Houston shall enter into a contract with that assignee that requires CenterPoint Houston to continue to operate its distribution system in order to provide electric services to CenterPoint Houston’s customers; provided, however, that this provision shall not prohibit CenterPoint Houston from selling, assigning, or otherwise divesting its distribution system or any part thereof so long as the entity or entities acquiring such system agree to continue operating the facilities to provide electric service to CenterPoint Houston’s customers.

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36.	SEC Requirements. Each REP or other entity responsible for collecting system restoration charges from retail consumers shall furnish to BondCo or CenterPoint Houston or to any successor servicer information and documents necessary to enable BondCo or CenterPoint Houston or any successor to comply with their respective disclosure and reporting requirements, if any, with respect to the system restoration bonds under federal securities laws.

E. Retail Electric Providers

37.	REP Billing and Credit Standards. The Commission approves the REP standards detailed in findings of fact 50 through 53. These proposed REP standards relate only to the billing and collection of system restoration charges authorized under this Financing Order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs other than REPs that have contracted with CenterPoint Houston to have CenterPoint Houston bill and collect system restoration charges from retail consumers. REPs may contract with parties other than CenterPoint Houston to bill and collect system restoration charges from retail consumers, but such REPs shall remain subject to these standards. Upon adoption of any amendment to the rules governing financial standards for REPs as set out in P.U.C. SUBST. R. 25.108, Commission Staff shall initiate a proceeding to investigate the need to modify the standards adopted in this Financing Order to conform to that rule and to address whether each of the rating agencies that have rated the system restoration bonds will determine that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the system restoration bonds. Modifications to the REP standards adopted in this Financing Order may not be implemented absent prior written confirmation from each of the rating agencies that have rated the system restoration bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the system restoration bonds. The servicer of the system restoration bonds shall also comply with the provisions of the REP standards adopted by this Financing Order that are applicable to the servicer.

38.	System Restoration Charge Remittance Procedures. System restoration charges shall be billed and collected in accordance with the REP standards set forth in Schedule SRC and adopted by this Financing Order. REPs shall be subject to penalties as provided in these standards. A REP shall not be obligated to pay the overdue system restoration charges of another REP whose customers it agrees to serve.

Docket No. 37200	Financing Order	Page 83 of 88

39.	Remedies upon REP Default. A servicer of system restoration bonds shall have the remedies provided in the REP standards adopted by this Financing Order. If a REP that is in default fails to immediately select and implement one of the options provided in the REP standards or, after making its selection, fails to adequately meet its responsibilities under the selected option, then, subject to the limitations and requirements of the bankruptcy code if the REP is a debtor in bankruptcy, the REP shall allow the POLR or a qualified REP of the consumer’s choosing to immediately assume the responsibility for the billing and collection of system restoration charges in the manner and for the time provided in the REP standards.

40.	Billing by POLRs. Every POLR appointed by the Commission shall comply with the minimum credit rating or deposit/credit support requirements described in finding of fact 53(a) in addition to any other standard that may be adopted by the Commission. If the POLR defaults or is not eligible to provide billing and collection services, the servicer shall immediately assume responsibility for billing and collection of system restoration charges and continue to meet this obligation until a new POLR can be named by the Commission or the consumer requests the services of a certified REP. Retail consumers may never be directly re-billed by the successor REP, the POLR, or the servicer for any amount of system restoration charges the consumers have previously paid to their REP.

41.	Disputes. Disputes between a REP and a servicer regarding any amount of billed system restoration charges shall be resolved in the manner provided by the REP standards adopted by this Financing Order.

42.	Metering Data. If the servicer is providing metering services to a REP’s retail consumers, then metering data shall be provided to the REP at the same time as the billing. If the servicer is not providing metering services, the entity providing metering services shall comply with Commission rules and ensure that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order.

Docket No. 37200	Financing Order	Page 84 of 88

43.	Charge-Off Allowance. The REP may retain an allowance for charge-offs from its payments to the servicer as provided in the REP standards adopted by this Financing Order.

44.	Service Termination. In the event that the servicer is billing retail consumers for system restoration charges, the servicer shall have the right to terminate distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing retail consumers for system restoration charges, the REP or POLR shall have the right to transfer the consumer to the POLR or to another certified REP or to direct the servicer to terminate distribution service to the end-use consumer for non-payment by the end-use consumer to the extent permitted by and pursuant to terms and limitations of the applicable Commission rules.

F. Structure of the Securitization

45.	Structure. CenterPoint Houston shall structure the securitization as proposed in CenterPoint Houston’s application. This structure shall be consistent with findings of fact 95 through 98.

G. Use of Proceeds

46.	Use of Proceeds. Upon the issuance of system restoration bonds, BondCo shall pay the net proceeds from the sale of the system restoration bonds (after payment of transaction costs) to CenterPoint Houston for the purchase price of the transition property. CenterPoint Houston will apply these net proceeds to reduce recoverable system restoration costs.

H. Miscellaneous Provisions

47.

Continuing Issuance Right. CenterPoint Houston has the continuing irrevocable right to cause the issuance of system restoration bonds in one or more series in accordance with this Financing Order for a period commencing with the date of this Financing Order

Docket No. 37200	Financing Order	Page 85 of 88

and extending 24 months following the later of (i) the date on which this Financing Order becomes final and no longer subject to any appeal; or (ii) the date on which any other regulatory approvals necessary to issue the system restoration bonds are obtained and no longer subject to any appeal. If at any time during the effective period of this Financing Order there is a severe disruption in the financial markets of the United States, the effective period shall automatically be extended to a date which is not less than 90 days after the date such disruption ends.

48.	Internal Revenue Service Private Letter or Other Rulings. CenterPoint Houston is not required by this Financing Order to obtain a ruling from the IRS; however, if it elects to do so, then upon receipt, CenterPoint Houston shall promptly deliver to the Commission a copy of each private letter or other ruling issued by the IRS with respect to the proposed transaction, the system restoration bonds, or any other matter related thereto. CenterPoint Houston shall also include a copy of every such ruling by the IRS it has received as an attachment to each issuance advice letter required to be filed by this Financing Order. CenterPoint Houston may cause system restoration bonds to be issued without a private letter ruling if it obtains an opinion of tax counsel sufficient to support the issuance of the system restoration bonds.

49.	Binding on Successors. This Financing Order, together with the system restoration charges authorized in it, shall be binding on CenterPoint Houston and any successor to CenterPoint Houston that provides distribution service directly to retail consumers in CenterPoint Houston’s certificated service area as it existed on the date of this Financing Order, and any other entity that provides distribution services to retail consumers within that service area. This Financing Order is also binding on each REP and any successor to any REP that sells electric energy to retail consumers located within CenterPoint Houston’s certificated service area, any other entity responsible for billing and collecting system restoration charges on behalf of BondCo, and any successor to the Commission. In this paragraph, a “successor” means any entity that succeeds by any means whatsoever to any interest or obligation of its predecessor, including by way of bankruptcy, reorganization or other insolvency proceeding, merger, consolidation, conversion, assignment, pledge or other security, by operation of law or otherwise.

Docket No. 37200	Financing Order	Page 86 of 88

50.	Flexibility. Subject to compliance with the requirements of this Financing Order, CenterPoint Houston and BondCo shall be afforded flexibility in establishing the terms and conditions of the system restoration bonds, including the final structure of BondCo, repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, reserves, interest rates, use of original issue discount, other financing costs, and the ability of CenterPoint Houston, at its option, to cause one or more series of system restoration bonds to be issued or to create more than one BondCo for purposes of issuing such system restoration bonds.

51.	Effectiveness of Order. This Financing Order is effective upon issuance and is not subject to rehearing by the Commission. Notwithstanding the foregoing, no transition property shall be created hereunder, and CenterPoint Houston shall not be authorized to impose, collect, and receive system restoration charges, until CenterPoint Houston’s rights and interests under this Financing Order have been transferred to an assignee or pledged in connection with the issuance of the system restoration bonds.

52.	Regulatory Approvals. All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the system restoration charges associated with the costs that are the subject of the application, and all related transactions contemplated in the application, are granted.

53.	Payment of Commission’s Costs for Professional Services. In accordance with PURA §§ 36.403(d)(1) and 39.302(4), CenterPoint Houston shall pay the costs to the Commission of acquiring professional services for the purpose of evaluating CenterPoint Houston’s proposed transaction, including, but not limited to, the Commission’s outside attorneys’ fees in the amounts specified in this Financing Order no later than 30 days after the issuance of any system restoration bonds. Such costs shall be included in the amount securitized, and shall not be counted against the cap on up-front qualified cost established in Ordering Paragraph 17.

Docket No. 37200	Financing Order	Page 87 of 88

54.	Compliance with PURA § 36.402(c). If CenterPoint Houston receives insurance proceeds, governmental grants, or any other source of funding not reflected in the Securitizable Balance to compensate it for system restoration costs or the Commission determines that the actual costs incurred are less than estimated costs, if any, included in the Securitizable Balance, the Commission will take such amounts into account as required by PURA § 36.402(c). Such amounts shall accrue interest as provided in PURA § 36.402(d). Any adjustment to reflect such amounts may not affect the stream of revenue available to service the system restoration bonds. A REP shall be required to appropriately refund or credit to its customers any reduction in rates or any credits received from the utility under this section.

55.	Effect of Appeal of Docket No. 36918. If the recoverable distribution-related system restoration costs approved in Docket No. 36918 is subject to judicial review at the time of issuance of the system restoration bonds, CenterPoint Houston shall adjust its rates, other than system restoration charges, or provide credits, other than credits to system restoration charges, in a manner that will refund over the remaining life of the system restoration bonds any overpayments resulting from securitization of amounts in excess of the amount resulting from a final determination of the recoverable distribution-related system restoration costs. The adjustment mechanism may not affect the stream of revenue available to service the system restoration bonds. An adjustment may not be made under this paragraph until all appellate reviews, including, if applicable, appellate reviews following a Commission decision on remand of its original orders, have been completed. A REP shall be required to appropriately refund or credit to its customers any reduction in rates or any credits received from the utility under this section.

56.	Effect. This Financing Order constitutes a legal financing order for CenterPoint Houston under Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA. The Commission finds this Financing Order complies with the provisions of Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA. A financing order gives rise to rights, interests, obligations, and duties as expressed in Subchapter G of Chapter 39 of PURA. It is the Commission’s express intent to give rise to those rights, interests, obligations, and duties by issuing this Financing Order. CenterPoint Houston and the servicer are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the criteria established in this Financing Order.

Docket No. 37200	Financing Order	Page 88 of 88

57.	Further Commission Action. The Commission guarantees that it will act pursuant to this Financing Order as expressly authorized by PURA to ensure that expected system restoration charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the system restoration bonds issued pursuant to this Financing Order and other costs, including fees and expenses, in connection with the system restoration bonds.

58.	All Other Motions Denied. All motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief not expressly granted herein, are denied for want of merit.

SIGNED AT AUSTIN, TEXAS on the 26th day of August 2009.

PUBLIC UTILITY COMMISSION OF TEXAS

/s/ BARRY T. SMITHERMAN
BARRY T. SMITHERMAN, CHAIRMAN

/s/ DONNA L. NELSON
DONNA L. NELSON, COMMISSIONER

/s/ KENNETH W. ANDERSON, JR.
KENNETH W. ANDERSON, JR., COMMISSIONER

DOCKET NO. 37200

CENTERPOINT ENERGY HOUSTON

ELECTRIC, LLC

FINANCING ORDER

APPENDIX A

Form of Issuance Advice Letter

                    , 2009

Docket No.

THE PUBLIC UTILITY COMMISSION OF TEXAS

SUBJECT: ISSUANCE ADVICE LETTER FOR SYSTEM RESTORATION BONDS

Pursuant to the Financing Order adopted in Application of CenterPoint Energy Houston Electric, LLC for a Financing Order, Docket No.                  (the “Financing Order”), CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC, (“Applicant”) hereby submits, no later than twenty-four hours after the pricing date of the System Restoration Bonds (as defined below), the information referenced below. This Issuance Advice Letter is for the [2009] System Restoration Bonds, tranches A-I thru A-             (the “System Restoration Bonds”). Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE

This filing establishes the following:

(a)	the total amount of Qualified Costs being securitized;

(b)	confirmation of compliance with issuance standards;

(c)	the actual terms and structure of the System Restoration Bonds being issued; the initial System Restoration Charge for retail users; and

(d)	the identification of the SPE.

QUALIFIED COSTS BEING SECURITIZED

The total amount of Qualified Costs being securitized (the “Securitized Qualified Costs”) is presented in Attachment 1.

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicant to confirm, using the methodology approved therein, that the actual terms of the System Restoration Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

1.	The securitization of Qualified Costs will provide tangible and quantifiable benefits to ratepayers, greater than would be achieved absent the issuance of the System Restoration Bonds (See Attachment 2);

2.	The amount securitized will not exceed the present value of the conventional financing revenue requirement over the life of the System Restoration Bonds associated with the Securitized Qualified Costs when the present value calculation is made using a discount rate equal to the proposed interest rate on the System Restoration Bonds (See Attachment

3.	The total amount of revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using conventional financing methods (See Attachment 2);

4.	The System Restoration Bonds will be issued in one or more series comprised of one or more tranches having target final maturities of not more than 14 years and legal final maturities not exceeding 15 years from the date of issuance of such series (See Attachment 2);

5.	The System Restoration Bonds may be issued with an original issue discount, provided that the Applicant certifies that the original issue discount is reasonably expected to provide benefits greater than its cost; and

6.	The structuring and pricing of the System Restoration Bonds is certified by the Applicant to result in the lowest system restoration bond charges consistent with market conditions and the terms (including the amortization structure ordered by the Commission, if any) set out in the Financing Order (See Attachment 4).

ACTUAL TERMS OF ISSUANCE

System Restoration Bond Series:

System Restoration Bond Issuer:

Trustee:

Closing Date:

Bond Ratings: S&P AAA, Fitch AAA, Moody’s Aaa

Amount Issued:

System Restoration Bond Issuance Costs: See Attachment 1, Schedule B.

System Restoration Bond Support and Servicing: See Attachment 2, Schedule B.

Tranche	Interest Rate	Scheduled Final Payment Dates	Legal Final Maturity
A-1	__%	__	__
A-2	__%	__	__

Weighted Average Yield of the System Restoration Bonds:[66]	[_____]%
Life of Bonds:	________
Weighted Average Life of Series:	________
Call provisions (including premium, if any):	________
Amortization Schedule	Attachment 2, Schedule A
Scheduled Final Payment Dates	Attachment 2, Schedule A
Legal Final Maturity Dates:	See Table Above
Annual Overcollateralization Funding Requirements:	None
Payments to Investors:	Semiannually Beginning , 200_
Initial annual Servicing Fee as a percent of original System Restoration Bond principal balance:	__%

66

INITIAL SYSTEM RESTORATION CHARGE

Table I below shows the current assumptions for each of the variables used in the calculation of the initial System Restoration Charges.

TABLE I

Input Values For Initial System Restoration Charges

Applicable period: from                          through

Forecasted retail billing determinants for the applicable period:
System Restoration Bond debt service for the applicable period	$	__________
Percent of billed amounts expected to be charged-off:		____% (Residential) %/o (Non-Residential)
Forecasted % of Billings Paid in the Applicable Period:		___	%
Forecasted retail billing determinants collected for the applicable period.		__________
Forecasted annual ongoing transaction expenses (Excluding System Restoration Bond principal and interest):	$	__________
Current System Restoration Bond outstanding balance:	$	__________
Target System Restoration Bond outstanding balance as of .	$	__________
Total Periodic Billing Requirement for applicable period:	$	__________

Allocation of the PBR among customer classes: See Attachment 3.

Based on the foregoing, the initial System Restoration Charges calculated for retail users are as follows:

TABLE II

Rate Class	Initial System Restoration Charge[67]
Residential	$_____/kWh
Secondary Service Less Than or Equal to 10 kVA	$_____/kWh
secondary Service Greater Than 10kVA	$_____/Billing kVA
Primary Service	$_____/Billing kVA
Lighting Services	$_____5/kWh

IDENTIFICATION OF SPE

The owner of the System Restoration Property will be:              (the “SPE”).

EFFECTIVE DATE

In accordance with the Financing Order, the System Restoration Charge shall be automatically effective upon the Applicant’s receipt of payment in the amount of $              from the SPE, following Applicant’s execution and delivery to the SPE of the Bill of Sale transferring Applicant’s rights and interests under the Financing Order relating to this series of System Restoration Bonds and other rights and interests that will become Transition Property upon transfer to the SPE as described in the Financing Order.

67 Due to dynamic factors such as [            ], the System Restoration Charge, including the residential charge, will change slightly from period to period, even in cases of no variation from the current forecast.

NOTICE

Copies of this filing are being furnished to the parties on the attached service list. Notice to the public is hereby given by filing and keeping this filing open for public inspection at Applicant’s corporate headquarters.

AUTHORIZED OFFICER

The undersigned is an officer of Applicant and authorized to deliver this Issuance Advice Letter on behalf of Applicant.

Respectfully submitted,

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

By:
Name:
Title:

ATTACHMENT 1

SCHEDULE A

CALCULATION OF SECURITIZED QUALIFIED COSTS68

Storm Cost Recovery Balance to be securitized:	$	_______
Up-front Qualified Costs	$	_______
TOTAL SECURITIZED QUALIFIED COSTS	$	_______

68 Refer to the attached work papers.

ATTACHMENT 1

SCHEDULE B

ESTIMATED UP-FRONT QUALIFIED COSTS

CAPPED LP-FRONT QUALIFIED COSTS
Underwriters’ Fees	$	__________
SEC Registration Fee	$	__________
Rating Agency Fees	$	__________
Legal Fees and Expenses	$	__________
Accountant’s/Auditor’s Fees	$	__________
Commission’s Financial Advisor Fees	$	__________
Trustee Fee and Counsel	$	__________
Servicer Set-up Costs	$	__________
Printing and Filing Costs	$	__________
Company’s Advisor’s Fee	$	__________
SPE Setup Costs	$	__________
Non-legal Securitization Costs (including marketing)	$	__________
Miscellaneous Administrative Costs	$	__________
SUBTOTAL CAPPED UP-FRONT QUALIFIED COSTS	$	__________
UNCAPPED UP-FRONT QUALIFIED COSTS
Original Issue Discount	$	__________
TOTAL UP-FRONT QUALIFIED COSTS	$	__________

Note: Certain costs are subject to the cap set forth in the Financing Order. Any difference between the Estimated Up-front Qualified Costs securitized and the actual up-front costs incurred will be resolved through the true-up process described in the Financing Order.

ATTACHMENT 2

SCHEDULE A

SYSTEM RESTORATION BOND REVENUE REQUIREMENT INFORMATION

TRANCHE A-1

Payment Date	Principal Balance	Interest		Principal		Total Payment
$__________
		$	__________	$	__________	$	__________

ATTACHMENT 2

SCHEDULE A

SYSTEM RESTORATION BOND REVENUE REQUIREMENT INFORMATION

TRANCHE A-2

Payment Date	Principal Balance		Interest		Principal		Total Payment
	$	__________	$	__________	$	__________	$	__________
—
—
—

ATTACHMENT 2

SCHEDULE B

ONGOING QUALIFIED COSTS

ANNUAL AMOUNT
Servicing Fee (0.05% of initial System Restoration Bond principal amount)	$	__________
Trustee Fees and Expenses	$	__________
Administrative expenses	$	__________
Independent Managers’ Fees	$	__________
Accounting Fees	$	__________
Legal Fees	$	__________
Rating Agency Fees	$	__________
Printing	$	__________
Miscellaneous	$	__________
TOTAL ONGOING QUALIFIED COSTS	$	__________

Note: Certain costs are subject to the caps set forth in the Financing Order. The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the restoration bonds. Restoration charges will be adjusted at least annually to reflect any changes in Ongoing Qualified Costs through the true-up process described in the Financing Order.

ATTACHMENT 2

SCHEDULE C

CALCULATION OF SYSTEM RESTORATION CHARGES

Period	System Restoration Bond Payments[69]		Ongoing Costs[70]		Total Nominal System Restoration Charge Requirement[71]		Present Value of System Restoration Charges[72]
1	$	_________	$	_________	$	_________	$	_________
2	$	_________	$	_________	$	_________	$	_________
3	$	_________	$	_________	$	_________	$	_________
4	$	_________	$	_________	$	_________	$	_________
5	$	_________	$	_________	$	_________	$	_________
6	$	_________	$	_________	$	_________	$	_________
7	$	_________	$	_________	$	_________	$	_________
8	$	_________	$	_________	$	_________	$	_________
9	$	_________	$	_________	$	_________	$	_________
10	$	_________	$	_________	$	_________	$	_________
11	$	_________	$	_________	$	_________	$	_________
12	$	_________	$	_________	$	_________	$	_________
13	$	_________	$	_________	$	_________	$	_________
14	$	_________	$	_________	$	_________	$	_________
Total	$	_________	$	_________	$	_________	$	_________

69 From Attachment 2, Schedule A.

70 From Attachment 2, Schedule B.

71 Sum of system restoration bond payments and ongoing costs.

72 The discount rate used is the weighted average yield for the System Restoration Bonds (            %) which takes into account the timing of the payments.

ATTACHMENT 2

SCHEDULE D

COMPLIANCE WITH SUBCHAPTER G OF THE UTILITIES CODE

Tangible & Quantifiable Benefits and Revenue Requirements Tests:73

	Securitization Rate		Conventional Financing Rate		Cost Savings
Nominal Revenue	$	__________ million	$	__________ million	$	__________ million
Present Value	$	__________ million	$	__________ million	$	__________ million

73 Calculated in accordance with the methodology cited in the Financing Order.

ATTACHMENT 3

INITIAL ALLOCATION OF COSTS TO SRC CLASSES

(1)	(2)	(3)		(4)		(5)	(6)
SRC Class	SRC Allocator (PBRAF)	Periodic Billing Requirement		Billing Requirement per SRC Class		Forecasted Billing Determinants	SRC Charges
Residential	64.9176%	$	__________	$	__________		$	__________/kWh

Secondary Service Less Than or Equal to 10kVA	3.3795%	$	__________	$	__________		$	__________/kWh

Secondary Service Less Greater than 10kVA	24.9808%	$	__________	$	__________		$	________/Billing kVh

Primary Service	2.0000%	$	__________	$	__________		$	________/Billing kVh
Lighting Service	4.7221%	$		$			$	__________/kWh
Total	100.0000%			$	__________

ATTACHMENT 4

FORM OF APPLICANT’S CERTIFICATION

[CENTERPOINT LETTERHEAD]	Date: , 2009

Public Utility Commission of Texas

1701 N. Congress Ave.

P.O. Box 13362

Austin, TX 78711-3326

Re: Application of CenterPoint Energy Houston Electric, LLC for a Financing Order, Docket No.

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC (the “Applicant”) submits this Certification pursuant to Ordering Paragraph No.              of the Financing Order in Application of CenterPoint Energy Houston Electric, LLC for a Financing Order, Docket No.              (the “Financing Order”). All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated                     , 2009, the Applicant has set forth the following particulars of the System Restoration Bonds:

Name of System Restoration Bonds:

SPE:

Closing Date:

Amount Issued: $

Expected Amortization Schedule: See Attachment 2, Schedule A to the Issuance Advice Letter

Distributions to Investors (quarterly or semi-annually):

Weighted Average Coupon Rate74:             %

Weighted Average Annual Interest Rate75: [            ]%

Weighted Average Yield76:             %

74 The semi-annual coupon rates are weighted by the principal amount and modified duration of each tranche.

75 The annualized Weighted Average Interest Rate, giving effect to compounding.

76 The internal rate of return, calculated including all upfront and ongoing costs.

The following actions were taken in connection with the design, marketing, structuring and pricing of the bonds:

•	Included credit enhancement in the form of the true-up mechanism and an equity contribution of 0.50% of the original principal amount.

•	Registered the System Restoration Bonds with the Securities and Exchange Commission to facilitate greater liquidity.

•	Achieved preliminary Aaa/AAA/AAA ratings from each of the three major rating agencies with final Aaa/AAA/AAA ratings a condition of closing.

•	Worked with the Commission’s designated representative(s) to select underwriters that have relevant experience and execution capability.

•	Provided the term sheet and preliminary prospectus by e-mail to prospective investors.

•	Allowed sufficient time for investors to review the term sheet and preliminary prospectus and to ask questions regarding the transaction.

•	Arranged for the issuance of rating agency pre-sale reports during the marketing period.

•	During the period that the System Restoration Bonds were marketed, held daily market update discussions with the underwriting team to develop recommendations for pricing.

•	Had multiple conversations with all of the members of the underwriting team before and during the marketing phase in which we stressed the requirements of the Financing Order.

•

Developed and implemented a marketing plan designed to give each of the underwriters incentive to aggressively market the System Restoration Bonds to their customers and to reach out to a broad base of potential investors, including investors who have not previously purchased this type of security.

•	Provided potential investors with access to an internet roadshow for viewing on repeated occasions at investors’ convenience.

•

Adapted the system restoration bond offering to market conditions and investor demand at the time of pricing. Variables impacting the final structure of the transaction were evaluated including the length of average lives and maturity of the System Restoration Bonds and interest rate requirements at the time of pricing so that the structure of the transaction would correspond to investor preferences and rating agency requirements for AAA ratings, while meeting the requirements of the Financing Order. After evaluation, incorporated the use of original issue discount to investors consistent with the expectation that it would provide greater benefit than its cost.

•	Worked with the Commission’s designated representative to develop bond allocations, underwriter compensation and preliminary price guidance designed to achieve lowest interest rates.

•

Worked with Commission and underwriters (and each of our respective counsels) to finalize documentation in accordance with established standards for transactions of this sort and the terms of the financing order.

[Note: Foregoing bullet points are illustrative and will be modified to reflect actual activities in this transaction.]

Based upon information reasonably available to the officers, agents, and employees of the Applicant, the Applicant hereby certifies that the structuring and pricing of the System Restoration Bonds, as described in the issuance advice letter, will result in the lowest system restoration bond charges consistent with market conditions and the terms of the Financing Order (including the amortization structure, if any, ordered by the Commission), all within the meaning of Sections 39.301 and 36.401 of PURA. Applicant further certifies that it reasonably expects the small amount of original issue discount associated with the bonds to provide benefits greater than its costs.

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

By:
Name:
Title:

DOCKET NO. 37200

CENTERPOINT ENERGY HOUSTON

ELECTRIC, LLC

FINANCING ORDER

APPENDIX B

Form of Tariff (Schedule SRC)

Chapter 6: Company Specific Items	Sheet No. 6.7.4 Page 1 of 17
CenterPoint Energy Houston Electric, LLC Applicable: Entire Service Area

6.1.1.2.4 SCHEDULE SRC - SYSTEM RESTORATION CHARGES

SECTION 1: APPLICABILITY

This schedule sets out the rates and terms and conditions under which System Restoration Charges (SRC or SR Charges) will be billed and collected by CenterPoint Energy Houston Electric, LLC (Company), any successor servicer(s) and any retail electric providers (REP) or collection agents billing or collecting SR Charges on behalf of              [BondCo] (SPE). The SR Charges were authorized by the Financing Order approved by the Public Utility Commission of Texas (Commission) in Docket No.              on              (Financing Order). Pursuant to terms of the Financing Order and the requirements of Section 36.401 et seq. of the Texas Utilities Code, all of the Company’s rights under the Financing Order, including the right to bill and collect SR Charges and to adjust SR Charges pursuant to this Schedule SRC, were transferred to the SPE in connection with the issuance of system restoration bonds. The rights transferred to the SPE are “transition property” of the SPE (as defined in Section 39.304 of the Utilities Code). On the effective date of this Schedule SRC the Company will act as servicer on behalf of the SPE to bill, collect, receive and adjust SR Charges imposed pursuant to this Schedule SRC. However, the SPE may select another party to serve as servicer or the Company may resign as servicer in accordance with the terms and subject to the conditions of the Servicing Agreement and the Financing Order. A successor servicer selected under these conditions will assume the obligations of the Company as servicer under this Schedule SRC. As used in this Schedule SRC, the term “Servicer” includes any successor servicer. All actions by the Company under this Schedule SRC, including collection of SR Charges, will be undertaken solely in its role as servicer under the Servicing Agreement between the Company and the SPE dated as of             .

This schedule is applicable to:

1.	Retail customers located within the certificated service area of Company as such service area existed on [date of Financing Order] who receive electric distribution service through a REP served by the Company and to the facilities, premises and loads of such retail customers;

2.	Retail customers located within Company’s certificated service area as it existed on [date of Financing Order] who are presently receiving distribution service either directly from another utility, electric cooperative or municipally owned utility (T or D Provider) or through a REP served by another T or D Provider, and whose request to change service to the other T or D Provider was made after [date of Financing Order];

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3.	Retail customers located within Company’s certificated service area as it existed on [date of Financing Order] and who are served by New On-Site Generation. New On-Site Generation means “New On-Site Generation” as defined in the Financing Order.

4.	REPs that serve retail customers located within Company’s certificated service area as it existed on [date of Financing Order].

5.	Any other entity which, under the terms of the Financing Order or the Utilities Code, may be obligated to pay, bill, collect, or adjust the System Restoration Charges.

SECTION 2: CHARACTER OF SYSTEM RESTORATION CHARGES

SR Charges are non-bypassable charges. All SR Charges other than those applicable to New On-Site Generation are computed and paid on the basis of individual end-use retail customer consumption or demand. In accordance with the Financing Order, the SR Charges applicable to use of New On-Site Generation that results in a “material reduction” of the customer’s use of energy delivered through the Company’s distribution facilities (as defined in the Financing Order) are computed and paid based on the output of the on-site generation used to meet the internal electric requirements of the customer. Customers with New On-Site Generation will also be required to pay the SR Charges applicable to energy actually delivered to the Customer through the Company’s facilities. Individual end-use retail customers are responsible for paying SR Charges billed to them in accordance with the terms of this Schedule SRC whether the charges are billed directly by Servicer or are included in the bills submitted to the customer by a REP or another entity. Payment is to be made to the entity that bills the customer in accordance with the terms of the Servicing Agreement and the Financing Order. The billing entity may be the Company, a successor servicer, a REP or an entity designated to collect SR Charges in plate of the REP.

The SR Charges are separate charges to be paid in addition to any other applicable charges for services received. Although the SR Charges are separate charges, they may be included within other charges of the billing entity.

The REP or entity designated to collect SR Charges in place of the REP will pay SR Charges (less an allowance for charge-offs calculated pursuant to this Schedule SRC) to Servicer in accordance with the requirements of the Financing Order and this Schedule SRC whether or not it has collected the SR Charges from its customers. To the extent that the REP’s actual charge-offs differ from the charge-off allowance, adjustments will be made pursuant to this Schedule SRC. The REP will have no right to reimbursement other than as expressly set out in this Schedule SRC.

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Servicer will remit collections to the SPE in accordance with the terms of the Servicing Agreement.

SECTION 3: TERM

This Schedule SRC is effective beginning on the date the system restoration bonds are issued. Schedule SRC will remain in effect as provided in the Financing Order until the SR Charges collected and remitted to the SPE are sufficient to satisfy all obligations of the SPE to pay principal and interest on the system restoration bonds (as due over the          year term of the system restoration bonds) and to pay all other qualified costs as provided in the Financing Order. However, in no event will the SR Charges be billed for service provided after 15 years from issuance of the system restoration bonds, or sooner if the system restoration bonds are paid in full at an earlier date. This Schedule SRC is irrevocable.

SECTION 4: SYSTEM RESTORATION CHARGE CLASSES

SR Charges are calculated and applied by SRC Class. There are 5 SRC Classes. Each SRC Class is defined in terms of the base rate tariff classes existing on the Company’s system on                  [date of Financing Order]. The SRC Classes are:

Residential Service

Secondary Service Less Than or Equal to 10 kVA

Secondary Service Greater than 10 kVA

Primary Service

Lighting Services

SECTION 5: PERIODIC BILLING REQUIREMENT ALLOCATION FACTORS

The initial Periodic Billing Requirement Allocation Factors (“PBRAF”) for each SRC Class are set out below. These initial PBRAFs will remain in effect throughout the life of the system restoration bonds unless a modification of the factors is made pursuant to the allocation factor adjustment provisions in Section 6 of this Schedule SRC:

INITIAL PERIODIC BILLING REQUIREMENT ALLOCATION FACTORS

SRC CLASS	PBR.4F
Residential Service	64.9176%
Secondary Service Less Than or Equal to 10 kVA	3.3795%
Secondary Service Greater than 10 kVA	24.9808%
Primary Service	2.0000%
Lighting Services	4 722 1%

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SECTION 6: ALLOCATION FACTOR ADJUSTMENTS

The PBRAFs will be subject to adjustment using the procedures in this Section 6. Any adjustment required under this Section 6 will be made effective on the date of an annual Standard True-up Adjustment. Required adjustments will be made in the following order: first, adjustments will be made under Part A; second, adjustments will be made under Part B.

For purposes of determining whether an allocation adjustment is required under Parts A and B of this Section 6 and adjusting PBRAFs pursuant to those Parts, the SRC Classes will be combined into two groups (SRC Groups) as follows:

SRC GROUPS

SRC GROUP	SRC CLASSES	INITIAL GROUP ALLOCATION PERCENTAGE
Residential	Residential	64.9176%
Non-Residential	All other SRC Classes	35.0824%

Part A: Inter-Group Adjustments Due to Cumulative Load Loss

In connection with each annual Standard True-up Adjustment, the Company will compare the projected billing determinants being used to set SR Charges for each SRC Class during the ensuing year to the billing determinants in effect on the original effective date of Schedule SRC (such billing determinants are hereafter referred to as the “Base Billing Determinants”). The PBRAFs of all SRC Classes in all SRC Groups will be adjusted if one or more SRC Groups experience load loss aggregating 50% or more on a cumulative basis when measured against the Base Billing Determinants. The adjustments under this Part A will be made using the following procedures:

Step 1:

For each SRC Group, if CTCOLG/ PBRG > 0.50	Then no PBRAF adjustment will occur and any adjustment made in previous years under Part A shall be reversed

For each SRC Group, if CTCOLG/ PBRG > 0.50	Then, a PBRAF adjustment will be calculated pursuant to Steps 2 through 5

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Where:

CTCOLG = cumulative test collections for group G = S CCc*FBUc for all classes (c) in Group (G)

FBUc = forecasted billing determinants for class c

CCc = cumulative test charge for class c = {PBRAFc*PBRT}/ BBDc

PBRAFc = the PBRAFs then in effect

PBRT = total periodic billing requirement for upcoming period

BBDc = Base Billing Determinants for class c

PBRG = periodic billing requirement for group = S PBRAFc*PBRT for all classes in G

Step 2:

For each SRC Group in Step 1 where CTCOLG/ PBRG < 0.50, a reduction amount (REDG) will be calculated for group G where

REDG = 0.5 (PBRG - CTCOLG)

Step 3:

For all SRC Groups, a reallocation amount for that group (RAG) shall be calculated where:

RAG = GAPG * {S REDG} for all Groups

Where:

GAP G = Group Allocation Percentage = S PBRAFc for all classes in the group

Step 4:

For all SRC groups a Group Allocation Percentage Adjustment (GAPAG) shall be calculated where:

GAPAG = (RAG-REDG) / PRBT

Where:

S GAPAG = 0 for all G

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Step 5:

For all SRC classes, the PBRAF adjustment for class c (PBRAFAc) will be calculated for use in calculating adjustments to the SR Charges under Section 8 where

PBRAFAc=GAPA G * (PBRAFc/GAPG)

Part B: Inter-Group Adjustments Due to Year-Over-Year Load Loss

In connection with each annual Standard True-up Adjustment, the Company will compare the projected billing determinants being used to set SR Charges for each SRC Class during the ensuing year to the forecasted billing determinants used to develop the then currently effective SR Charges for the class (such amount is hereinafter referred to as the “Prior Year Billing Determinants”). The PBRAFs of all SRC Classes in all SRC Groups will be adjusted if (i) one or more SRC Groups experience load loss of 10% or greater on a year-over-year basis when compared to the Prior Year Billing Determinants or (ii) any SRC Group for which an adjustment was made under this Part B in one or more prior years experiences load growth resulting in projected billing determinants for the current year at a level which, if they had existed in one or more of such prior year(s) would have resulted in no adjustment to PBRAFs in such prior year(s). No reduction in PBRAFs will be made under this Part B for any SRC Group for which a reduction amount was computed under Step 5 of Part A. The adjustments under this Part B will be made using the following procedures:

Step 1:

For each SRC Group not adjusted under Part A,

If YTCOLG/PBRG > 0.90	Then, no PBRAF adjustment will occur.

If YTCOLG/PBRG > 1.00	Then, no PBRAF adjustment will occur and any prior year adjustments made under B will be reversed pursuant to step 6.

If YTCOLG/PBRG < 0.90	Then, a PBRAF adjustment will be calculated pursuant to Steps 2 through 5.

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Where:

YTCOLG = year-to-year test collections for group G = S YCc* FBUc for all classes (c) in Group (G)

FBUc = forecasted billing determines for class c

YCc = year-to-year test charge for class c = {PBRAFc*PBRT}/FBUc-1

PBRAFc = the PBRAFs then in effect

PBRT = total periodic billing requirement for upcoming period

FBUc-1 = prior year’s forecasted billing determinants for class c

PBRG = periodic billing requirement for group = S PBRAFc*PBRT for all classes in the group

Step 2:

For each SRC Group in Step 1 where YTCOLG/PBRG < 0.90, a year to year reduction amount (YREDG) shall be calculated where

YREDG = 0.9 (PBRG - YTCOLG)

Step 3:

For all SRC Groups, a year to year reallocation amount (YRAG) shall be calculated where:

YRAG = GAPG* {S YREDG} for all groups

Where:

GAPG = Group Allocation Percentage = S PBRAFc for all classes in the group

Step 4:

For all SRC groups a year to year group allocation percentage adjustment (YGAPAG) shall be calculated where:

YGAPAG = (YRAG - YREDG)/PBRT

Where SGAPAG = 0 for all G

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Step 5:

For all SRC classes, a year to year PBRAF adjustment (YPBRAFAc) shall be calculated for use in calculating adjustments to the SR Charges under Section 8 where:

YPBRAFAc = YGAPA G* (PBRAFc/GAPG)

Step 6:

if {S (YCc*FBUc)}/{S (YCc*FBUct-1)} > .90 (for all classes in group G) then the adjustment made in year t shall be discontinued.

if {S (YCc*FBUc)}/{S (YCc*FBUct-1)} > .90 (for all classes in group G) then the adjustment made in year t carries forward.

Where FBUct-1 is the forecasted billing determinants from the year prior to the year an adjustment was made.

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SECTION 7: SYSTEM RESTORATION CHARGES

The SR Charges to be applied beginning on the effective date of this Schedule SRC are set out below. SR Charges to be applied in subsequent periods (Adjusted SR Charges) will be determined in the manner described in Section 8.

SYSTEM RESTORATION CHARGES

SRC CLASS	PER UNIT CHARGE	BILLING UNIT
Residential Service	$0.001827	Per kWh
Secondary Service Less Than or Equal to 10 kVA	$0.002071	Per kWh
Secondard Service Greater than 10 kVA	$0.152019	Per Billing kVA
Primary Service	$0.112213	Per Billing kVA
Lighting Services	$0.010663	Per kWh

The billing units are defined as in the base rate tariff. Any change in determination of these billing units will be effective for this Schedule SRC at the next annual true-up adjustment.

In addition, each customer which has New On-Site Generation shall pay an amount each month computed by multiplying the output of the on-site generation used to serve the internal electric requirements of the customer (Billing kVA) by the SR Charge in effect for services provided to customers in that class during the month. This amount shall be in addition to any SR Charges applicable to demand actually delivered to the customer through the Company’s or another T&D Provider’s facilities.

SECTION 8: STANDARD TRUE-UP FOR ADJUSTMENT OF SR CHARGES

SR Charges will be adjusted annually effective on                  to ensure that the expected collection of SR Charges is adequate to pay principal and interest on the system restoration bonds when due pursuant to the expected amortization schedule, and pay as due all other qualified costs. In addition to these annual true-up adjustments, true-up adjustments may be made more frequently at any time during the term of the system restoration bonds to correct any under-collection or over-collection of system restoration charges, as provided for in the Financing Order, in order to assure timely payment of system restoration bonds based on rating agency and bondholder considerations. In addition to the foregoing, either of the following two conditions may result in an interim true-up adjustment in the month prior to an upcoming system restoration bond principal payment date:

(a)	The collection of SR Charges for the upcoming payment date will result in a difference that is greater than 5% in absolute value, between (i) the actual outstanding principal balances of the system restoration bonds plus amounts on deposit in the excess funds subaccount and (ii) the outstanding principal balances anticipated in the target amortization schedule; or

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(b)	To meet a rating agency requirement that any series of system restoration bonds be paid in full by the expected maturity date for any series of system restoration bonds that matures after a date determined mutually, at the time of pricing by the Company and the Commission’s designated personnel or financial advisor.

In no event will interim true-up adjustments occur more frequently than every three months if quarterly system restoration bond payments are required or every six months if semi-annual system restoration bond payments are required; provided, however, that interim true-up adjustments for any system restoration bonds remaining outstanding during the fourteenth and fifteenth year after the bonds are issued may occur quarterly.

All annual and interim adjustments will be designed to cause (i) the outstanding principal balance of the system restoration bonds to be equal to the scheduled balance on the expected amortization schedule; (ii) the amount in the capital subaccount to be equal to the required capital plus any investment earnings on amounts in the capital subaccount to the extent that the investment earnings have not been released to the SPE and (iii) the excess funds subaccount to be zero by a payment date preceding the next adjustment or by the final payment date, if the next payment date is the final payment date.

TRUE-UP ADJUSTMENT PROCEDURE FOR STANDARD AND INTERIM TRUE-UPS

Servicer will calculate the Adjusted SR Charges using the methodology described below and will file the Adjusted SR Charges with the Commission. Annual adjustments will be filed 15 days prior to the effective date of the Adjusted SR Charges unless an adjustment to the PBRAFs is required under Section 6 in which case the annual adjustment will be filed not later than 90 days prior to the effective date. Interim Adjustments will be filed not less than 15 days prior to the effective date of the Adjusted SR Charges.

The Adjusted SR Charge for the upcoming period for each class (SRCC) shall be computed as follows:

For the residential class,

SRCc = PBRT*(PBRAFc+PBRAFAc+YPBRAFAct)/FBUc

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For classes in the Non-Residential SRC Group:

SRCc = SRCc-1 {S [PBRT * (PBRAFc+PBRAFAc+YPBR4FAct)] / S (SRCc-1*FBUc)}

For all classes in the non-residential group,

Where

SRCC = the SR charge for that class from the previous period

PBRT = Periodic Billing Requirement for the ensuing period (the 12 months beginning on the effective date of the adjusted SR Charges in the case of annual true-ups and the period until the next scheduled annual true-up in the case of interim adjustments). The Periodic Billing Requirement will be the amounts required to pay principal and interest on the system restoration bonds when due pursuant to the expected amortization schedule, pay as due all other qualified costs, and recover any net system under-collections or credit any net system over- collections so that (i) the outstanding principal balance of the system restoration bonds will be equal to the scheduled balance on the expected amortization schedule; (ii) the amount in the capital subaccount will be equal to the required capital plus any investment earnings on amounts in the capital subaccount to the extent that the investment earnings have not been released to the SPE and (iii) the excess funds subaccount will be zero by a payment date preceding the next adjustment or by the final payment date, if the next payment date is the final payment date.

RBRAFc = the PBRAFs then in effect.

PBRAFAc = the adjustment (if any) from Section 6, Part A, Step 5

YPBRAFAct= the adjustment from Section 6, Part B, Step 5 for every year t in which an adjustment was made unless that adjustment was discontinued under Section 6, Part B, Step 6.

FBUc the forecasted billing determinants for the upcoming period

SECTION 9: BILLING AND COLLECTION TERMS AND CONDITIONS

SR Charges will be billed and collected as set forth in this Schedule SRC. The terms and conditions for each party are set forth below.

A.	Billings by Servicer to other T or D Providers:

1.	SR Charges applicable to former retail customers of the Company in multiply certificated service areas who are now taking service directly from other T or D Providers or through REPs served by other T or D Providers will be billed to and collected from the other T or D Provider, which, in turn will be responsible for collecting the SR Charges from the retail customers and REPs.

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2.	The T or D Provider shall pay all SR Charges not later than 35 days after bill is mailed by Servicer. The T or D Provider shall make such payment regardless of whether it collects such charges from the end-use retail customer or REP.

B.	Billings by Servicer to New On-Site Generation:

1.	Customers subject to SR Charges for New On-Site Generation shall pay such charges in full not later than sixteen days after the date the bill is mailed to the customer.

2.	SR Charges applicable to New On-Site Generation are in addition to applicable SR Charges under A above or C below.

3.	If the entity with New On-Site Generation receives transmission or distribution service from the Company or another T or D Provider, Servicer shall have the same right to terminate service or require the other provider to terminate service for non-payment of SR Charges as the Company has to terminate service for non-payment of charges under the Company’s rate schedules. Any termination shall comply with applicable Commission rules.

C.	Billings by the REP or its replacement to end-use customers:

1.	REPs will bill and collect, or cause to be billed and collected, all SR Charges applicable to consumption by retail customers served by the REP.

2.	If Servicer is providing the metering, metering data will be provided to the REP at the same time as the billing. If Servicer is not providing the metering, the entity providing metering services will be responsible for complying with Commission rules and ensuring that Servicer and the REP will receive timely and accurate metering data in order for Servicer to meet its obligations under the Servicing Agreement and the Financing Order with respect to billing and true-ups.

3.

Each REP must (1) have a long-term, unsecured credit rating of not less than and “Baa3” (or the equivalent) from Standard & Poor’s and Moody’s Investors Service, respectively, or (2) provide (A) a deposit of two months’ maximum expected SR Charge collections in the form of cash, (B) an affiliate guarantee. surety bond, or letter of credit providing for payment of such amount of SR Charge collections in the event that the REP defaults in its payment obligations, or (C) a combination of any of the foregoing. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which

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alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The indenture trustee shall be the beneficiary of any affiliate guarantee, surety bond or letter of credit. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from Standard & Poor’s and Moody’s Investors Service, respectively.

4.	If the long-term, unsecured credit rating from either Standard & Poor’s or Moody’s Investors Service of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below “BBB-” or “Baa3” (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision must comply with the provisions set forth in paragraph 3 of Section D, Billings by Servicer to the REP or its replacement (when applicable).

5.	The computation of the size of a required deposit shall be agreed upon by Servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months’ maximum collections. Within 10 business days following such review, (1) the REP shall remit to the indenture trustee the amount of any shortfall in such required deposit or (2) Servicer shall instruct the indenture trustee to remit to the REP any amount in excess of such required deposit. A REP failing to so remit any such shortfall must comply with the provisions set forth in Paragraph 3 of the Section D, Billings by Servicer to the REP or its replacement (when applicable). REP cash deposits shall be held by the indenture trustee, maintained in a segregated account, and invested in short- term high quality investments, as permitted by the rating agencies rating the system restoration bonds. Investment earnings on REP cash deposits shall be considered part of such cash deposits so long as they remain on deposit with the indenture trustee. At the instruction of Servicer, cash deposits will be remitted with investment earnings to the REP at the end of the term of the system restoration bonds unless otherwise utilized for the payment of the REP’s obligations for System Restoration Bond payments. Once the deposit is no longer required, Servicer shall promptly (but not later than 30 calendar days) instruct the indenture trustee to remit the amounts in the segregated accounts to the REP.

6.	In the event that a REP or the Provider of Last Resort (POLR) is billing customers for SR Charges, the REP shall have the right to transfer the customers to the POLR (or to another certified REP) or to direct Servicer to terminate transmission and distribution service to the end-use customer for non-payment by the end-use customer pursuant to applicable Commission rules.

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D.	Billings by Servicer to the REP or its replacement (when applicable):

1.	Servicer will bill and collect from REPs all SR Charges applicable to consumption by retail customers served by the REP, including applicable customers served by New On-Site Generation.

2.	Payments of SR Charges are due 35 calendar days following each billing by servicer to the REP, without regard to whether or when the REP receives payment from the end-use retail customers. Servicer shall accept payment by electronic funds transfer, wire transfer, and/or check. Payment will be considered received the date the electronic funds transfer or wire transfer is received by Servicer, or the date the check clears. A 5% penalty is to be charged on amounts received after 35 calendar days; however, a 10 calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default must comply with the provisions set forth in paragraph 3 of this Section D. The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to Servicer. The “current amount” consists of the total unpaid SR Charges existing on the 36m calendar day after billing by Servicer. Any and all such penalty payments will be made to the indenture trustee to be applied against SR Charge obligations. A REP shall not be obligated to pay the overdue SR Charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue SR Charges as a condition of receiving the customers of another REP that has decided to terminate service to those customers for any reason, the new REP shall not be assessed the 5% penalty upon such SR Charges; however, the prior REP shall not be relieved of the previously- assessed penalties.

3.	After the 10 calendar-day grace period (the 45 calendar day after the billing date), Servicer shall have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof provided by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid SR Charges and associated penalties due Servicer after the application of the REP’s deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth in paragraphs 4 and 5 of Section C and paragraph 2 of this Section D shall select and implement one of the following options:

(a)	Allow the POLR or a qualified REP of the customer’s choosing to immediately assume the responsibility for the billing and collection of SR Charges.

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(b)	Immediately implement other mutually suitable and agreeable arrangements with Servicer. It is expressly understood that Servicer’s ability to agree to any other arrangements will be limited by the terms of the Servicing Agreement and requirements of rating agencies that have rated the system restoration bonds necessary to avoid suspension, withdrawal or downgrade of the ratings on the system restoration bonds.

(c)	Arrange that all amounts owed by retail customers for services rendered be timely billed and immediately paid directly into a lock-box controlled by Servicer with such amounts to be applied first to pay SR Charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.

If a REP that is in default does not immediately select and implement one of the options specified in (a), (b) or (c) or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then Servicer shall immediately implement option (a), subject to the limitations and requirements of the bankruptcy code if the REP is a debtor in bankruptcy. Upon re-establishment of compliance with the requirements set forth in paragraphs 4 and 5 of Section C and paragraph 2 of this Section D and the payment of all past-due amounts and associated penalties, the REP will no longer be required to comply with this paragraph 3.

4.	The POLR appointed by the Commission must meet the minimum credit rating or deposit/credit support requirements described in paragraph 3 of Section C (“Billings by the REP or its Replacement to end-use customers”) in addition to any other standards that may be adopted by the Commission. If the POLR defaults or is not eligible to provide such services, responsibility for billing and collection of SR Charges will immediately be transferred to and assumed by Servicer until a new POLR can be named by the Commission or the customer requests the services of a certified REP. Retail customers may never be re-billed by the successor REP, the POLR, or Servicer for any amount of SR Charges they have paid their REP (although future SR Charges shall reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in paragraph 2 of this Section D is the sole remaining past-due amount after the 45`h calendar day, the REP shall not be required to comply with clauses (a), (b) or (c) of paragraph 3 of this Section D, unless the penalty is not paid within an additional 30 calendar days.

5.	In the event that Servicer is billing customers for SR Charges, Servicer shall have the right to terminate transmission and distribution service to the end-use customer for non-payment by the end use customer pursuant to applicable Commission rules.

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CenterPoint Energy Houston Electric, LLC Applicable: Entire Service Area

6.	The REP will be allowed to hold back an allowance for charge-offs in its payments to Servicer. Such charge-off rate will be recalculated each year in connection with the annual true-up procedure. In the initial year, REPs will be allowed to remit payments based on the same charge-off percentage then being used by the REP to remit payments to the servicer in connection with transition charges related to transition bonds issued by CenterPoint Energy Transition Bond Company II, LLC on December 16, 2005. On an annual basis in connection with the true-up adjustment process, the REP and Servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and Servicer, provided that:

(a)	The REP’s right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (i.e., all amounts due the REP for its own account as well as the portion representing SR Charges) have been written off.

(b)	The REP’s recourse will be limited to a credit against future SR Charge payments unless the REP and Servicer agree to alternative arrangements, but in no event will the REP have recourse to the indenture trustee, the SPE or the SPE’s funds for such payments.

(c)	The REP shall provide information on a timely basis to Servicer so that Servicer can include the REP’s default experience and any subsequent credits into its calculation of the adjusted SR Charge rates for the next SR charge billing period and the REP’s rights to credits will not take effect until such adjusted SR Charge rates have been implemented.

7.	In the event that a REP disputes any amount of billed SR Charges, the REP shall pay the disputed amount under protest according to the timelines detailed in paragraph 2 of this Section D. The REP and Servicer shall first attempt to informally resolve the dispute, but if they fail to do so within 30 calendar days, either party may file a complaint with the Commission. If the REP is successful in the dispute process (informal or formal), the REP shall be entitled to interest on the disputed amount paid to Servicer at the Commission-approved interest rate. Disputes about the date of receipt of SR Charge payments (and penalties arising thereof) or the size of a required REP deposit will be handled in a like manner. It is expressly intended that any interest paid by Servicer on disputed amounts shall not be recovered through SR Charges if it is determined that Servicer’s claim to the funds is clearly unfounded. No interest shall be paid by Servicer if it is determined that Servicer has received inaccurate metering data from another entity providing competitive metering services pursuant to Utilities Code Section 39.107.

Revision Number: Original	Effective:

Chapter 6: Company Specific Items	Sheet No. 6.7.4 Page 17 of 17
CenterPoint Energy Houston Electric, LLC Applicable: Entire Service Area

8.	If Servicer is providing the metering, metering data will be provided to the REP at the same time as the billing. If Servicer is not providing the metering, the entity providing metering services will be responsible for complying with Commission rules and ensuring that Servicer and the REP will receive timely and accurate metering data in order for Servicer to meet its obligations under the Servicing Agreement and the Financing Order with respect to billing and true-ups.

OTHER TERMS AND CONDITIONS

If the customer or REP pays only a portion of its bill, a pro-rata portion of SR Charge revenues shall be deemed to be collected. The Company will allocate any shortfall first, ratably based on the amount owed for SR Charges and the amount owed for other fees and charges, other than late charges, owed to the Company or any successor, and second, all late charges shall be allocated to the Company or any successor.

If the Company does not regularly include the notice described below in the bills sent by it to REPs or directly to retail customers, then at least once each year the Company shall cause to be prepared and delivered to REPs and such customers a notice stating, in effect, that the amount billed includes SR Charges which were authorized by the Financing Order dated                      and have been transferred to and are being collected on behalf of                      [BondCo] and are not owned by the Company. In the customer’s initial bill from the REP and at least once each year thereafter, each REP that bills SR Charges shall cause to be prepared and delivered to its customers a notice stating, in effect, that the amount billed includes SR Charges which were authorized by the Financing Order dated                      and have been transferred to and are being collected on behalf of                      [BondCo] and are not owned by the REP or the Company, and that under certain circumstances described in Schedule SRC Servicer may be permitted to collect the SR Charges directly from the retail customer. Such notice shall be included either as an insert to or in the text of the bills delivered to such REPs or customers, as applicable, or shall be delivered to IZEPs or customers by electronic means or such other means as Servicer or the REP may from time to time use to communicate with their respective customers.

Revision Number: Original	Effective:

DOCKET NO. 37200

CENTERPOINT ENERGY HOUSTON

ELECTRIC, LLC

FINANCING ORDER

APPENDIX C

Implied Value of Upfront Qualified Costs

WP Implied Upfront Costs Page 1 of 2

CenterPoint Energy Houston Electric, LLC

Implied Value of Upfront Qualified Costs in Bond Payment Streams (Settlement)

1. Expected Case

Rate =	5.33%	(See Schedule 4A - Expected Case)

Years =	14	(See Schedule 4A - Expected Case)

(A)	(B)	(C)	(D)	(E)	(F)
Period	Year	Total Amount	Interest Amount	Principal Amount	Principal Balance (End of Year)
Qualified Upfront Costs (See Schedule 5 Upfront Qualified Costs):					$6,117,958
1	2010	$631,004	$325,835	$305,169	$5,812,787
2	2011	$631,004	$309,582	$321,422	$5,491,364
3	2012	$631,004	$292,463	$338,541	$5,152,823
4	2013	$631,004	$274,433	$356,571	$4,796,252
5	2014	$631,004	$255,443	$375,562	$4,420,690
6	2015	$631,004	$235,441	$395,564	$4,025,126
7	2016	$631,004	$214,373	$416,631	$3,608,495
8	2017	$631,004	$192,184	$438,820	$3,169,675
9	2018	$631,004	$168,813	$462,191	$2,707,483
10	2019	$631,004	$144,197	$486,807	$2,220,676
11	2020	$631,004	$118,271	$512,734	$1,707,942
12	2021	$631,004	$90,963	$540,042	$1,167,901
13	2022	$631,004	$62,201	$568,803	$599,097
14	2023	$631,004	$31,907	$599,097	(0)
Total		$8,834,063	$2,716,107	$6,117,958

Revision Number: Original	Effective:

WP Implied Upfront Costs Page 2 of 2

CenterPoint Energy Houston Electric, LLC

Implied Value of Upfront Qualified Costs In Bond Payment Streams

1. Sensitivity Case

Rate =	10.60%	(See Schedule 4B Sensitivity Case)

Years =	14	(See Schedule 4A Sensitivity Case)

(A)	(B)	(C)	(D)	(E)	(F)
Period	Year	Total Amount	Interest Amount	Principal Amount	Principal Balance (End of Year)
Qualified Upfront Costs (See Schedule 5 Upfront Qualified Costs):					$6,117,956
1	2010	$857,777	$648,429	$209,348	$5,908,608
2	2011	$857,777	$626,241	$231,537	$5,677,071
3	2012	$857,777	$601,701	$256,077	$5,420,994
4	2013	$857,777	$574,560	$283,218	$5,137,776
5	2014	$857,777	$544,542	$313,235	$4,824,541
6	2015	$857,777	$511,343	$346,435	$4,478,105
7	2016	$857,777	$474,625	$383,153	$4,094,953
8	2017	$857,777	$434,015	$423,762	$3,671,191
9	2018	$857,777	$389,102	$468,676	$3,202,516
10	2019	$857,777	$339,428	$518,350	$2,684,168
11	2020	$857,777	$284,489	$573,288	$2,110,877
12	2021	$857,777	$223,727	$634,050	$1,476,827
13	2022	$857,777	$156,526	$701,252	$775,576
14	2023	$857,777	$82,202	$775,578	(0)
Total		$12,008,883	$5,890,927	$6,117,956

Revision Number: Original	Effective:

DOCKET NO. 37200

CENTERPOINT ENERGY HOUSTON

ELECTRIC, LLC

FINANCING ORDER

APPENDIX D

ADFIT Credit Tariff

Chapter 6: Company Specific Items	Sheet No. 6.14.7 Page 1 of 2
CenterPoint Energy Houston Electric, LLC Applicable: Entire Service Area

6.1.1.6.10 RIDER ADFITC — ADFIT CREDIT

APPLICABILITY

Pursuant to the Settlement Agreement in Public Utility Commission of Texas Docket No. 37200, the ADFIT Credit is a negative charge to customers subject to Schedule SRC to provide customers the accumulated deferred federal income tax (ADFIT) benefits associated with Hurricane Ike restoration costs.

This schedule is applicable to distribution voltage level Retail customers and any other entity obligated to pay charges as defined under Schedule SRC.

TERM

This Rider ADFITC is effective beginning on the date Schedule SRC is effective and will remain in effect over the year term of Schedule SRC.

ADFIT ALLOCATION FACTORS

The ADFIT Allocation Factors are the same as the PBRAFs in Schedule SRC and shall be adjusted to coincide with any PBRAF adjustments for Schedule SRC.

ADFIT CREDIT CHARGES

The ADFITC Charges to be applied beginning on the effective date of this Rider ADFITC are set out below. ADFITC Charges to be applied in subsequent periods will be determined in the annual true-up process described below.

ADFIT CREDIT CHARGES

ADFITC CLASS	PER UNIT CHARGE	BILLING UNIT
Residential Service	($0.000000)	Per kWh
Secondary Service Less Than or Equal to 10 kVA	($0.000000)	Per kWh
Secondary Service Greater than 10 kVA	($0.000000)	Per Billing kVA
Primary Service	($0.000000)	Per Billing kVA
Lighting Services	($0.000000)	Per kWh

Revision Number: Original	Effective:

Chapter 6: Company Specific Items	Sheet No. 6.14.7 Page 2 of 2
CenterPoint Energy Houston Electric, LLC Applicable: Entire Service Area

The ADFITC classes and billing units are defined the same as the classes and billing units in Schedule SRC.

In addition, ADFITC Charges are applicable to each customer which has New On-Site Generation as defined in Schedule SRC as and to the extent Schedule SRC charges axe applicable to such customers.

ANNUAL TRUE-UP FOR ADJUSTMENT OF ADFITC CHARGES

ADFITC Charges shall be adjusted at least annually effective on each date that charges in Schedule SRC become effective. The adjustment shall be made through a separate filing submitted at the same time as the Schedule SRC system restoration charge adjustment filing and using the same allocation factors and billing determinants as the system restoration charge adjustment filing. The ADFITC Charges shall be adjusted to (1) correct any over-credit or under-credit of the amounts previously scheduled to be provided to customers, (2) reflect the amounts scheduled to be provided to customers during the period the adjusted ADFITC Charges are to be effective, and (3) account for the effects, if any, on ADFIT of any insurance proceeds, government grants or other source of funding that compensate CenterPoint Houston for system restoration costs incurred.

TRUE-UP ADJUSTMENT PROCEDURE FOR ANNUAL TRUE-UPS

Adjusted ADFITC Charges shall be calculated using the same methodology as described in Schedule SRC for the system restoration charges. The ADFITC Groups are defined the same as Schedule SRC Groups. Annual adjustments will be filed 15 days prior to the effective date of the Adjusted ADFITC Charges unless an adjustment to the ADFITC Allocation Factors is required in which case the annual adjustment will be filed not later than 90 days prior to the effective date.

OTHER TERMS AND CONDITIONS

If the customer or REP pays only a portion of its bill, a pro-rata portion of ADFITC Charge credits shall be deemed to be credited equal to the pro-rata portion of Schedule SRC deemed collected according to Schedule SRC.

NOTICE

This Rate Schedule is subject to the Company’s Tariff and Applicable Legal Authorities.

Revision Number: Original	Effective: